UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the three and nine months ended September 30, 2016

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K, or this Report, for the three and nine months ended September 30, 2016. This Report is hereby incorporated by reference into the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission, or the SEC, on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), the Registration Statement of Seaspan Corporation filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), the Registration Statement of Seaspan Corporation filed with the SEC on April 29, 2014 on Form F-3ASR (Registration No. 333-195571), the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form F-3ASR (Registration No. 333-200639), the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), Registration Statement of Seaspan Corporation filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), the Registration Statement of Seaspan Corporation filed with the SEC on May 23, 2016 on Form F-3 ASR (Registration No. 333-211545), the Registration Statement of Seaspan Corporation filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230).

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 4, 2016	By:	/s/ David Spivak
David Spivak
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I

SEASPAN CORPORATION
REPORT ON FORM 6-K FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Unless we otherwise specify, when used in this report on Form 6-K, or this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries.

References to shipbuilders are as follows:

Shipbuilder	Reference
CSBC Corporation, Taiwan	CSBC
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu
HHIC-PHIL INC.	HHIC

ii

References to customers are as follows:

Customer	Reference
ANL Singapore Pte. Ltd.(1)	ANL
China Shipping Container Lines (Asia) Co., Ltd.(2)(3)	CSCL Asia
COSCO Container Lines Co., Ltd.(3)(4)	COSCON
COSCO (Cayman) Mercury Co., Ltd.(5)	COSCO Mercury
Hanjin Shipping Co., Ltd.(6)	Hanjin
Hapag-Lloyd AG	Hapag-Lloyd
Hapag-Lloyd USA, LLC(7)	HL USA
Kawasaki Kisen Kaisha Ltd.(8)	K-Line
Maersk Line A/S(9)	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.(8)	MOL
Orient Overseas Container Line Ltd.	OOCL
Yang Ming Marine Transport Corp.	Yang Ming Marine
Yang Ming (UK) Ltd.(10)	Yang Ming
ZIM Integrated Shipping Services Ltd.	ZIM

_____________________

(1)	A subsidiary of CMA CGM S.A.
(2)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL.
(3)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping businesses in March 2016.
(4)	A subsidiary of China COSCO Holdings Company Limited.
(5)	A subsidiary of COSCO Container Lines Co., Ltd.
(6)

Hanjin ceased to be a customer in October 2016. Please read “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation—Significant Developments—Hanjin Shipping Bankruptcy”.

(7)	A subsidiary of Hapag-Lloyd.
(8)

On October 31, 2016, MOL, K-Line and Nippon Yusen Kabushiki Kaisha announced they will integrate their container shipping businesses under a new joint venture company. This is expected to be effective in April 2018.

(9)	A subsidiary of A.P. Moeller-Maersk A/S.
(10)	A subsidiary of Yang Ming Marine Transport Corp.

We use the term “twenty foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as “our vessels”. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The information and the unaudited consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission, or the SEC, on March 10, 2016, or our 2015 Annual Report.  Unless otherwise indicated, all amounts in this Report are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP.

iii

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	September 30,	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$538,476	$215,520
Short-term investments	2,341	3,415
Accounts receivable (note 3) (note 4)	27,143	24,065
Loans to affiliate (note 3)	75,041	219,649
Prepaid expenses	39,021	39,731
Gross investment in lease	21,891	37,783
Fair value of financial instruments (note 16)	11,451	—
	715,364	540,163
Vessels (note 5)	5,013,189	5,278,348
Deferred charges (note 6)	71,898	57,299
Goodwill	75,321	75,321
Other assets	114,970	89,056
Fair value of financial instruments (note 16)	—	33,632
	$5,990,742	$6,073,819
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$74,024	$76,386
Current portion of deferred revenue (note 7)	28,184	22,199
Current portion of long-term debt (note 8)	428,245	285,783
Current portion of other long-term liabilities (note 9)	46,834	38,173
Fair value of financial instruments (note 16)	28,754	1,260
	606,041	423,801
Deferred revenue (note 7)	1,918	2,730
Long-term debt (note 8)	2,653,745	3,072,058
Other long-term liabilities (note 9)	662,823	462,161
Fair value of financial instruments (note 16)	269,024	336,886
Shareholders’ equity:
Share capital (note 10):
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 32,751,629 shares issued and outstanding (2015 – 23,673,403)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 105,647,158 shares issued and outstanding (2015 – 98,622,160)	1,384	1,223
Treasury shares	(367)	(356)
Additional paid in capital	2,577,357	2,266,661
Deficit	(753,785)	(460,425)
Accumulated other comprehensive loss	(27,398)	(30,920)
	1,797,191	1,776,183
	$5,990,742	$6,073,819

Commitments and contingencies (note 14)

Subsequent events (note 17)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenue	$224,875	$212,861	$664,712	$600,560
Operating expenses:
Ship operating	48,590	49,429	145,430	143,295
Cost of services, supervision fees	2,600	—	7,800	1,300
Depreciation and amortization	52,701	51,528	166,053	150,478
General and administrative	8,094	6,959	24,951	20,141
Operating leases (note 9)	23,817	11,155	59,330	25,889
Loss on disposal (note 5)	16,487	—	16,487	—
Expenses related to customer bankruptcy (note 4)	18,883	—	18,883	—
Vessel impairments (note 5)	202,775	—	202,775	—
	373,947	119,071	641,709	341,103
Operating earnings (loss)	(149,072)	93,790	23,003	259,457
Other expenses (income):
Interest expense and amortization of deferred financing fees	29,952	28,950	90,190	82,207
Interest income	(1,231)	(1,611)	(7,076)	(8,270)
Undrawn credit facility fees	810	758	1,963	2,465
Refinancing expenses	1,190	1,616	1,962	3,920
Change in fair value of financial instruments (note 16)	(684)	44,774	75,081	64,629
Equity loss (income) on investment	4,562	(1,683)	594	(3,017)
Other expense (income)	363	496	770	(5,656)
	34,962	73,300	163,484	136,278
Net earnings (loss)	$(184,034)	$20,490	$(140,481)	$123,179
Earnings (loss) per share (note 11):
Class A common share, basic and diluted	$(1.86)	$0.07	$(1.77)	$0.83

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net earnings (loss)	$(184,034)	$20,490	$(140,481)	$123,179
Other comprehensive income:
Amounts reclassified to net earnings (loss) during the period relating to cash flow hedging instruments (note 16 (d))	1,414	1,045	3,522	3,320
Comprehensive income (loss)	$(182,620)	$21,535	$(136,959)	$126,499

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Nine months ended September 30, 2016 and year ended December 31, 2015

	Number of												Accumulated
	common	Number of									Additional		other	Total
	shares	preferred shares						Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series C	Series D	Series E	Series F	Series G	Series H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2014	96,662,928	13,665,531	5,105,000	5,400,000	—	—	—	$967	$242	$(379)	$2,238,872	$(459,161)	$(35,317)	$1,745,224
Net earnings	—	—	—	—	—	—	—	—	—	—	—	199,391	—	199,391
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	4,397	4,397
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	—	—	(144,553)	—	(144,553)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	—	(53,655)	—	(53,655)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	—	—	1,310	(1,310)	—	—
Shares issued through dividend reinvestment program	2,138,653	—	—	—	—	—	—	21	—	—	38,841	—	—	38,862
Share-based compensation expense (note 12): Restricted class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	229,254	—	—	—	—	—	—	2	—	—	3,926	—	—	3,928
Other share-based compensation	537,758	—	—	—	—	—	—	5	—	—	9,786	(1,037)	—	8,754
Common shares repurchased, including related expenses	(944,524)	—	—	—	—	—	—	(9)	—	—	(13,876)	—	—	(13,885)
Preferred shares repurchased, including related expenses	—	(343,757)	(123,971)	(29,400)	—	—	—	—	(5)	—	(12,198)	(100)	—	(12,303)
Treasury shares	(1,909)	—	—	—	—	—	—	—	—	23	—	—	—	23
Balance, December 31, 2015, carried forward	98,622,160	13,321,774	4,981,029	5,370,600	—	—	—	$986	$237	$(356)	$2,266,661	$(460,425)	$(30,920)	$1,776,183

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity (Continued)

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Nine months ended September 30, 2016 and year ended December 31, 2015

	Number of												Accumulated
	common	Number of									Additional		other	Total
	shares	preferred shares						Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series C	Series D	Series E	Series F	Series G	Series H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2015, carried forward	98,622,160	13,321,774	4,981,029	5,370,600	—	—	—	$986	$237	$(356)	$2,266,661	$(460,425)	$(30,920)	$1,776,183
Net loss	—	—	—	—	—	—	—	—	—	—	—	(140,481)	—	(140,481)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	3,522	3,522
Series F preferred shares issued	—	—	—	—	5,600,000	—	—	—	56	—	139,944	—	—	140,000
Series G preferred shares issued	—	—	—	—	—	7,800,000	—	—	78	—	194,466	—	—	194,544
Series H preferred shares issued	—	—	—	—	—	—	9,000,000	—	90	—	224,910	—	—	225,000
Class A common shares issued	6,770,408	—	—	—	—	—	—	68	—	—	99,457	—	—	99,525
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	—	—	(21,699)	—	—	(21,699)
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	—	—	(113,287)	—	(113,287)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	—	(38,524)	—	(38,524)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	—	—	116	(116)	—	—
Shares issued through dividend reinvestment program	251,971	—	—	—	—	—	—	3	—	—	3,937	—	—	3,940
Share-based compensation expense (note 12): Restricted class A common shares, phantom share units, stock appreciation rights, restricted stock units and performance stock units	164,235	—	—	—	—	—	—	2	—	—	4,252	—	—	4,254
Other share-based compensation	404,414	—	—	—	—	—	—	3	—	—	6,517	(952)	—	5,568
Common shares repurchased, including related expenses	(564,270)	—	—	—	—	—	—	(6)	—	—	(8,263)	—	—	(8,269)
Preferred shares redeemed, including related expenses	—	(13,321,774)	—	—	—	—	—	—	(133)	—	(332,941)	—	—	(333,074)
Treasury shares	(1,760)	—	—	—	—	—	—	—	—	(11)	—	—	—	(11)
Balance, September 30, 2016	105,647,158	—	4,981,029	5,370,600	5,600,000	7,800,000	9,000,000	$1,056	$328	$(367)	$2,577,357	$(753,785)	$(27,398)	$1,797,191

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Cash from (used in):
Operating activities:
Net earnings (loss)	$(184,034)	$20,490	$(140,481)	$123,179
Items not involving cash:
Depreciation and amortization	52,701	51,528	166,053	150,478
Share-based compensation (note 12)	1,986	947	4,404	2,961
Amortization of deferred financing fees	3,385	3,799	9,751	10,390
Amounts reclassified from other comprehensive loss to interest expense	1,166	786	2,761	2,503
Unrealized change in fair value of financial instruments	(20,921)	17,017	9,429	(18,390)
Refinancing expenses	905	1,616	1,677	3,920
Equity loss (income) on investment	4,562	(1,683)	594	(3,017)
Operating leases	(5,472)	(2,733)	(13,788)	(6,086)
Vessel impairments	202,775	—	202,775	—
Expenses related to customer bankruptcy (note 4)	18,883	—	18,883	—
Loss on disposal	16,487	—	16,487	—
Other income	—	—	—	(6,600)
Other	7	1,771	51	6,145
Changes in assets and liabilities:
Accounts receivable	(10,889)	(6,155)	(18,062)	(10,820)
Lease receivable	5,336	5,336	15,892	15,834
Prepaid expenses	(3,744)	(2,746)	339	(15,568)
Other assets and deferred charges	(2,836)	(3,661)	(18,201)	(16,174)
Accounts payable and accrued liabilities	3,909	(4,053)	(4,387)	10,726
Deferred revenue	9,944	636	5,173	(10,167)
Other long-term liabilities	382	(22)	768	(78)
Fair value of financial instruments	(27,616)	—	(27,616)	—
Cash from operating activities	66,916	82,873	232,502	239,236
Financing activities:
Common shares issued, net of issuance costs	—	—	96,034	—
Preferred shares issued, net of issuance costs	294,073	—	541,736	—
Draws on credit facilities	—	142,500	220,485	338,075
Repayment of credit facilities	(212,144)	(145,972)	(503,260)	(450,825)
Draws on other long-term liabilities	99,600	—	180,750	150,000
Repayment of other long-term liabilities	(6,225)	(5,869)	(18,408)	(15,723)
Common shares repurchased, including related expenses	—	—	(8,269)	—
Preferred shares redeemed, including related expenses	(13)	—	(333,074)	—
Preferred shares repurchased	—	(1,020)	—	(1,020)
Financing fees	(1,550)	(2,607)	(12,568)	(15,025)
Dividends on common shares	(38,284)	(36,105)	(109,347)	(69,533)
Dividends on preferred shares	(8,371)	(13,435)	(38,524)	(40,305)
Proceeds from sale-leaseback of vessels (note 9)	100,000	144,000	354,000	398,000
Cash from financing activities	227,086	81,492	369,555	293,644
Investing activities:
Expenditures for vessels	(106,755)	(148,297)	(322,291)	(540,626)
Short-term investments	24	9,549	1,074	(2,274)
Net proceeds from vessel disposal	5,843	—	5,843	—
Loans to affiliate (note 3)	(978)	(48,771)	(17,198)	(134,232)
Repayments of loans to affiliate (note 3)	—	9,127	54,306	192,574
Other assets	(317)	(510)	(634)	(417)
Restricted cash	—	—	(201)	—
Cash used in investing activities	(102,183)	(178,902)	(279,101)	(484,975)
Increase (decrease) in cash and cash equivalents	191,819	(14,537)	322,956	47,905
Cash and cash equivalents, beginning of period	346,657	264,197	215,520	201,755
Cash and cash equivalents, end of period	$538,476	$249,660	$538,476	$249,660

Supplemental cash flow information (note 13)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.	Significant accounting policies:
(a)	Basis of presentation:

The accompanying interim financial information of Seaspan Corporation (the “Company”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2015 audited annual consolidated financial statements except as indicated below. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2015 annual consolidated financial statements filed with the Securities and Exchange Commission in the Company’s 2015 Annual Report on Form 20-F.

Certain prior periods’ information has been reclassified to conform with current financial statement presentation.

(b)	Recently adopted accounting pronouncements:

Effective January 1, 2016, the Company retrospectively adopted, as required, Accounting Standards Update, or ASU, 2015-03, “Simplifying the Presentation of Debt Issuance Costs”. ASU 2015-03 requires that debt issuance costs be presented as a direct deduction from the related debt liability rather than as a deferred asset.  Amortization of the costs is reported as interest expense.

The impact on the interim consolidated statement of operations for the three and nine months ended September 30, 2015 was a reclassification of $3,799,000 and $10,390,000, respectively, from amortization of deferred charges to interest expense.  There was no impact on net earnings.

The impact on the consolidated balance sheet at December 31, 2015 was a reduction of deferred financing fees of $35,341,000 which was reclassified to reduce the current and long-term portions of long term debt by $1,563,000 and $27,791,000, respectively, and to reduce the current and long-term portions of other long-term liabilities by $125,000 and $5,862,000, respectively.

(c)	Recent accounting developments:

In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-15, “Statement of Cash Flows”.  ASU 2016-15 provides guidance for eight specific cash flow issues including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from settlement of insurance claims, proceeds from settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows and application of the predominance principle.  The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2017.  The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.	Significant accounting policies (continued):
(c)	Recent accounting developments (continued):

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” which clarifies the implementation guidance related to the new revenue standard. An entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer and must focus on whether the entity has control of the goods or services before they are transferred to the customer. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”. ASU 2016-01 changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The standard does not apply to equity method investments or investments in consolidated subsidiaries. For entities that elect the fair value option for financial liabilities, the change in fair value that is attributable to instrument-specific credit risk must be recognized in other comprehensive income instead of net income. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

2.	Acquisition of Two Greater China Intermodal Investments LLC Subsidiaries:

In June 2016, the Company acquired 100 percent of each of two Greater China Intermodal Investments LLC subsidiaries (“the GCI Subsidiaries”).  Through the acquisition of the GCI Subsidiaries, the Company acquired two newbuilding 11000 TEU vessels scheduled for delivery in 2017 and their associated 17-year bareboat charters with MSC Mediterranean Shipping Company S.A. (“MSC”) that will commence upon the delivery of the respective vessel.  The Company assumed a total of approximately $88,100,000 in remaining instalments under the shipbuilding contracts for these vessels.

The aggregate purchase price was $107,500,000, which was settled by a reduction of the Company’s demand loan with Greater China Intermodal Investments LLC (“GCI”), its equity investee, and was allocated to the assets acquired as follows:

Vessels under construction	$90,802
Other assets (bareboat charters)	12,798
Accounts receivable	3,900
Assets acquired	$107,500

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.	Related party transactions:
(a)	At September 30, 2016, the Company had $75,041,000 (December 31, 2015 – $219,649,000) due from GCI recorded as loans to affiliate. This amount includes the following:
•

The Company had $68,188,000 (December 31, 2015 – $209,982,000) due from GCI for payments made in connection with vessels under construction that GCI will acquire pursuant to a right of first refusal. These loans bear interest at rates ranging from 5% to 6% per annum. The Company may request repayment of these loans with 45 days’ notice.  In June 2016, $107,500,000 was repaid in connection with the purchase of the GCI Subsidiaries (note 2).

•	The interest receivable on these amounts of $6,853,000 (December 31, 2015 – $9,667,000).

The Company also had $7,221,000 (December 31, 2015 – $4,530,000) due from GCI included in accounts receivable and $2,040,000 (December 31, 2015 – $1,500,000) due to GCI included in accounts payable and accrued liabilities.

The Company also had $570,000 (December 31, 2015 – $588,000) due from other related parties included in accounts receivable and $639,000 (December 31, 2015 - $265,000) due to other related parties included in accounts payable and accrued liabilities.

(b)	The Company incurred the following income or expenses with related parties:

	Three months ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Fees incurred:
Arrangement fees	$1,600	$1,452	$7,598	$6,755
Transaction fees	1,278	1,761	4,890	7,465
Income earned:
Interest income	978	1,555	6,614	8,089
Management fees	1,073	952	3,221	2,069
Supervision fees	2,600	—	7,800	1,300

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

Arrangement fees are paid to a company controlled by one of our directors in connection with services associated with debt or lease financings and are generally recorded as deferred financing fees and amortized over the term of the related debt or lease.  In addition, pursuant to a financial services agreement, the Company paid an advisory fee of 1% of the gross proceeds of the Series G preferred shares issued in August 2016.

Transaction fees are paid to the Company’s chief executive officer in connection with services he provided related to newbuild contracts and purchase or sale contracts, and these fees are capitalized to vessels.

Arrangement fees and transaction fees are paid either in cash or, at the Company’s discretion, a combination of cash and up to 50% in the Company’s common shares (note 12(d)).

Interest income is earned on loans to affiliate.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.	Related party transactions (continued):
(b)	The Company incurred the following income or expenses with related parties (continued):

Management fees are earned from GCI for the management of GCI’s vessels and are included in revenue.

Supervision fees are earned from GCI for the management of GCI’s newbuild vessels and are included in revenue.

(c)

The Company entered into leases with third parties for two vessels, the MOL Beyond, a 10000 TEU vessel, and the YM Window, a 14000 TEU vessel.  The vessels are being leased from the third parties over a term of 11 or 12 years, with an option to purchase the vessels at either the nine or 9.5 year anniversary of the lease.  The eight-year time charter contract with MOL for the MOL Beyond and the ten-year time charter contract with Yang Ming for the YM Window were novated to the Company from GCI for no consideration.

The Company recorded the fair value of the time charter contracts as an intangible asset of $16,200,000 and the fair value of the bareboat charter contracts as other long-term liabilities of $16,200,000.  The intangible asset and the other long-term liabilities are being amortized over the term of the related time charters and bareboat charters as a reduction of revenue and operating lease expense, respectively.

4.	Accounts receivable:

On August 31, 2016, Hanjin, one of the Company’s customers, filed for bankruptcy in Korea.  As a result of the bankruptcy filing, during the three and nine months ended September 30, 2016, the Company wrote off $18,883,000, representing the total accounts receivable due from Hanjin as at August 31, 2016.  The Company has not recorded any revenue from chartering vessels to Hanjin after September 1, 2016.  As at September 30, 2016 the charter for the Hanjin Namu, a 10000 TEU vessel, had been cancelled and the vessel was returned to us. The charters for the other two 10000 TEU vessels and the Seaspan Efficiency remained in effect at September 30, 2016, but were subsequently terminated (note 17(e)).

5.	Vessels:

		Accumulated	Net book
September 30, 2016	Cost	depreciation	value
Vessels	$6,136,517	$1,424,007	$4,712,510
Vessels under construction	300,679	—	300,679
Vessels	$6,437,196	$1,424,007	$5,013,189

		Accumulated	Net book
December 31, 2015	Cost	depreciation	value
Vessels	$6,149,625	$1,080,396	$5,069,229
Vessels under construction	209,119	—	209,119
Vessels	$6,358,744	$1,080,396	$5,278,348

During the three and nine months ended September 30, 2016, the Company capitalized interest costs of $2,335,000 and $5,384,000, respectively, (September 30, 2015 - $1,229,000 and $4,334,000) to vessels under construction.

In August 2016, the Company sold the Seaspan Excellence, a 2003-built 4600 TEU vessel for net sale proceeds of $5,843,000 resulting in a loss on disposition of $16,487,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

5.	Vessels (continued):

The Company performed an impairment test of its vessels at September 30, 2016 due to the continued weakness in current market rates and declines in the vessels’ market values.  The Company compared estimated undiscounted future cash flows expected to be generated by each vessel over its remaining useful life to its carrying value.  For ten of our vessels less than 5000 TEU in size, the estimated undiscounted future cash flows were less than the vessel’s carrying amount, therefore an impairment charge was recorded for the amount by which the net book value of the vessel exceeded its fair value.  Fair value was calculated as the net present value of estimated future cash flows which approximate the estimated market value of each vessel.

As of September 30, 2016, the Company recorded non-cash vessel impairments of $202,775,000 for ten vessels held for use, including four 4250 TEU, two 3500 TEU and four 2500 TEU vessels.

6.	Deferred charges:

		Financing
	Dry-docking	fees	Total
December 31, 2015	$42,774	$14,525	$57,299
Cost incurred	19,561	6,080	25,641
Amortization expensed	(9,783)	(1,259)	(11,042)
September 30, 2016	$52,552	$19,346	$71,898

7.	Deferred revenue:

	September 30,	December 31,
	2016	2015
Deferred revenue on time charters	$27,420	$14,271
Deferred interest on lease receivable	114	1,428
Other deferred revenue	2,568	9,230
Deferred revenue	30,102	24,929
Current portion	(28,184)	(22,199)
Deferred revenue	$1,918	$2,730

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.	Long-term debt:

	September 30,	December 31,
	2016	2015
Long-term debt:
Revolving credit facilities	$979,803	$1,057,093
Term loan credit facilities	1,779,615	1,985,102
Senior unsecured notes	345,000	345,000
Deferred financing fees	(22,428)	(29,354)
Long-term debt	3,081,990	3,357,841
Current portion	(428,245)	(285,783)
Long-term debt	$2,653,745	$3,072,058

In April 2016, the Company entered into a 364-day unsecured, revolving loan facility with various banks for up to $150,000,000 to be used to fund vessels under construction and for general corporate purposes.  In August 2016, the revolving loan facility was increased to $160,000,000.  The facility bears interest at LIBOR plus a margin.

During the nine months ended September 30, 2016, the Company refinanced two of its term loan facilities.  As a result, the Company wrote-off deferred financing fees of approximately $1,571,000 which is included in refinancing expenses.

At September 30, 2016, the one month LIBOR was 0.5% (December 31, 2015 – 0.3%) and the margins ranged between 0.5% and 1.3% (December 31, 2015 – 0.5% and 1.3%) for revolving credit facilities. The weighted average rate of interest, including the margin, was 1.1% at September 30, 2016 (December 31, 2015 – 0.9%). Interest payments are made monthly.

At September 30, 2016, the one month, three month and six month LIBOR was 0.5%, 0.8% and 1.2%, respectively (December 31, 2015 – 0.3%, 0.5% and 0.5%, respectively) and the margins ranged between 0.4% and 4.8% (December 31, 2015 – 0.4% and 4.8%) for term loan credit facilities.

For certain term loans with a total principal outstanding of $94,253,000, interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.

The weighted average rate of interest, including the margin, was 3.1% at September 30, 2016 (December 31, 2015 – 3.0%) for term loan facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

The security, prepayment terms and covenants for each of these credit facilities, except for unsecured loans, are consistent with those described in note 8(d) of the Company’s December 31, 2015 annual consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.	Other long-term liabilities:

	September 30,	December 31,
	2016	2015
Long term obligations under capital lease	$505,110	$342,767
Deferred gain on sale-leasebacks	200,927	163,554
Other	15,652	—
Deferred financing fees	(12,032)	(5,987)
Other long-term liabilities	709,657	500,334
Current portion	(46,834)	(38,173)
Other long-term liabilities	$662,823	$462,161

(a)

In May 2016, the Company entered into financing arrangements with an Asian-based leasing company to finance five 11000 TEU newbuilding vessels for $420,750,000.  Under the arrangement, the Company will receive pre-delivery financing and at delivery will sell and lease the vessels back over a 17 year term.  At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price.  The vessels are recorded as assets and the lease obligations are recorded as other long-term liabilities.  The lease financing bears interest at LIBOR plus a margin.

(b)

In March and May 2016, the Company entered into sale-leaseback transactions with Asian special purpose companies, or SPCs, for one 10000 TEU vessel, the MOL Benefactor, and one 14000 TEU vessel, the YM Width. The sale-leaseback transactions provided total gross proceeds of $254,000,000 upon delivery of the vessels. Under the transactions, the Company sold the vessels to the SPCs and leased the vessels back from the SPCs over a term of 11 or 12 years, with an option to purchase the vessel at the nine year or nine year and six month anniversary of the lease for a pre-determined fair value purchase price.

In September 2016, the Company entered into a sale-leaseback transaction with SPCs for one 10000 TEU vessel, the Maersk Genoa, for gross proceeds of $100,000,000.  Under the transaction, the Company sold the vessel to the SPCs and leased the vessel back from the SPCs over a term of nine years, with an option to purchase the vessel at the end of the lease term for a pre-determined fair value purchase price.  If the purchase option is not exercised, the lease term may be extended for an additional two years, at the option of the SPCs.

The sale of these three vessels resulted in a deferred gain totaling approximately $51,689,000 which is being recorded as a reduction of the related operating lease expense over the 11 or 12 year lease term.

10.	Share capital:
(a)	Common shares:

In April 2015, the Company renewed the Rule 10b5-1 repurchase plan for up to $50,000,000 of its Class A common shares.  During the three and nine months ended September 30, 2016, the Company repurchased nil and 564,270 Class A common shares, respectively, for approximately nil and $8,269,000, respectively.  This plan was cancelled in May 2016.

In May 2016, the Company issued 6,770,408 Class A common shares at a price of $14.70 per share for gross proceeds of $99,525,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.	Share capital (continued):
(b)	Preferred shares:

At September 30, 2016, the Company had the following preferred shares outstanding:

			Liquidation preference
	Shares		September 30,	December 31,
Series	Authorized	Issued	2016	2015
A	315,000	—	$—	$—
B	260,000	—	—	—
C	40,000,000	—	—	333,044
D	20,000,000	4,981,029	124,526	124,526
E	15,000,000	5,370,600	134,265	134,265
F	20,000,000	5,600,000	140,000	—
G	15,000,000	7,800,000	195,000	—
H	15,000,000	9,000,000	225,000	—
R	1,000,000	—	—	—

(i)

In June 2016, the Company redeemed 13,321,774 of its Series C preferred shares, representing all of the issued and outstanding Series C preferred shares, at $25.00 per share for a total of approximately $333,074,000 including related expenses.

(ii)

In May 2016, the Company issued 5,600,000 Series F preferred shares for gross proceeds of $140,000,000.  The Series F preferred shares can be converted to Class A common shares at a conversion price of $18.00 per share.  The dividend rate is initially set at 6.95%, but will increase by 1% annually after the fifth anniversary date to a maximum of 10.5% by the ninth anniversary date, or will increase to 10.5% on January 1, 2018 if we do not acquire all of the membership interests in GCI or all or substantially all of the assets of GCI by December 31, 2017.  The Company has the right to call the Series F preferred shares at par plus any accumulated and unpaid dividends any time after the dividend increases above 6.95%.

(iii)

In June 2016, the Company issued 4,600,000 Series G preferred shares for gross proceeds of $115,000,000.  In August 2016, the Company issued an additional 3,200,000 Series G preferred shares for gross proceeds of $80,000,000 including accrued dividends to August 25, 2016.  The Series G preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8.20% per annum.  At any time on or after June 16, 2021, the Series G preferred shares may be redeemed by the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends.  The Series G preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

(iv)

In August 2016, the Company issued 9,000,000 Series H preferred shares for gross proceeds of $225,000,000.  The Series H preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 7.875% per annum.  At any time on or after August 11, 2021, the Series H preferred shares may be redeemed by the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends.  The Series H preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.	Earnings per share (“EPS”):
The Company applies the if-converted method to determine the earnings per share impact for the convertible Series F preferred shares.

	Three months ended September 30, 2016			Three months ended September 30, 2015
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings (loss)	$(184,034)			$20,490
Less preferred share dividends:
Series C	—			(8,422)
Series D	(2,475)			(2,537)
Series E	(2,769)			(2,784)
Series F	(2,433)			—
Series G	(3,014)			—
Series H	(2,412)			—
Series C preferred share repurchases	—			(22)
Basic EPS:
Earnings (loss) attributable to common shareholders	$(197,137)	106,000,000	$(1.86)	$6,725	99,769,000	$0.07
Effect of dilutive securities:
Share-based compensation	—	—		—	59,000
Diluted EPS(1):
Earnings (loss) attributable to common shareholders	$(197,137)	106,000,000	$(1.86)	$6,725	99,828,000	$0.07

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.	Earnings per share (“EPS”) (continued):

	Nine Months Ended September 30, 2016			Nine Months Ended September 30, 2015
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings (loss)	$(140,481)			$123,179
Less preferred share dividends:
Series C	(14,420)			(25,285)
Series D	(7,425)			(7,611)
Series E	(8,307)			(8,352)
Series F	(3,622)			—
Series G	(3,407)			—
Series H	(2,412)			—
Series C preferred share repurchases	—			(22)
Basic EPS:
Earnings (loss) attributable to common shareholders	$(180,074)	101,763,000	$(1.77)	$81,909	98,998,000	$0.83
Effect of dilutive securities:
Share-based compensation	—	—		—	57,000
Diluted EPS(1):
Earnings (loss) attributable to common shareholders	$(180,074)	101,763,000	$(1.77)	$81,909	99,055,000	$0.83

(1)

The unexercised share-based compensation awards and convertible Series F preferred shares are not included in the computation of diluted EPS for the three and nine months ended September 30, 2016, because its effects are anti-dilutive for the period.

12.	Share-based compensation:

A summary of the Company’s outstanding restricted shares, phantom share units, stock appreciation rights (“SARs”) and restricted stock units as of and for the nine months ended September 30, 2016 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units
	Number of	W.A. grant	Number of	W.A. grant	Number of	W.A. grant	Number of	W.A. grant
	shares	date FV	units	date FV	SARs	date FV	units	date FV
December 31, 2015	44,947	$18.39	647,001	$14.73	5,876,811	$2.30	32,828	$21.03
Granted	56,861	15.48	60,000	18.84	—	—	528,232	16.57
Vested	(44,947)	18.39	—	—	—	—	(37,374)	18.56
Exchanged	—	—	(70,000)	19.91	—	—	—	—
Expired	—	—	—	—	(1,047,460)	2.09	—	—
Cancelled	—	—	—	—	—	—	(299)	20.21
September 30, 2016	56,861	$15.48	637,001	$14.55	4,829,351	$2.31	523,387	$16.71

At September 30, 2016, there was $16,501,000 (December 31, 2015 – $1,956,000) of total unamortized compensation costs relating to unvested share-based compensation awards which are expected to be amortized over a weighted average period of 27 months.

At September 30, 2016, there are 1,253,635 (December 31, 2015 – 1,418,715) shares remaining for issuance under the Company’s Stock Incentive Plan.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

12.	Share-based compensation (continued):
(a)	Restricted shares and phantom share units:

Class A common shares are issued on a one for one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years. During the three and nine months ended September 30, 2016, the fair value of restricted shares vested was nil and $827,000, respectively, (September 30, 2015 – nil and $1,028,000).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At September 30, 2016, 537,001 (December 31, 2015 – 547,001) of the outstanding phantom share units were vested and available for exchange by the holder.

(b)	Restricted stock units:

Under the Company’s Cash and Share Bonus Plan, the Company grants restricted stock units to eligible participants. The restricted stock units generally vest over three years, in equal one-third amounts on each anniversary date of the date of the grant. The restricted stock units are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is amortized over the three-year vesting period. Upon vesting of the restricted stock units, the participant will receive Class A common shares.

In May 2016, 479,714 restricted stock units were granted to the Company’s chief executive officer.  Each equal tranche will vest if the executive is employed with the Company on May 31 of each year over the next five years, commencing on May 31, 2017.

(c)	Performance stock units:

In May 2016, 786,147 performance stock units were granted to the Company’s chief executive officer.  The weighted average grant date fair value was $10.23 per unit.  Each tranche will vest when both its time and performance vesting hurdles are met.  Time vesting will occur for a given tranche of performance stock units if the executive is employed with the Company on May 31 of each year over the next five years, commencing on May 31, 2017.  Performance vesting will occur for a given tranche of performance stock units if the stock price of a Class A common share equals or exceeds the target performance vesting share price for such tranche for any 20 consecutive trading days on or before May 31, 2021.  Upon vesting of the performance stock units, the executive will receive Class A common shares.

The assumptions used in the Monte Carlo model to calculate the grant date fair value of the performance stock units were as follows:

Average expected term	3.03 years
Expected volatility	32.25%
Dividend yield	8.95%
Average risk free rate	1.38%

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

12.	Share-based compensation (continued):
(c)	Performance stock units (continued):

The following table provides information about the performance stock units granted:

		Performance Vesting Price	Time Vesting
Tranche	Number of PSUs	per Share	(continued employment)
1	127,316	$17.60	May 31, 2017
2	140,806	$18.48	May 31, 2018
3	155,212	$19.40	May 31, 2019
4	171,612	$20.37	May 31, 2020
5	191,201	$21.39	May 31, 2021
	786,147

During the three and nine months ended September 30, 2016, the Company amortized $1,986,000 and $4,254,000, respectively, (September 30, 2015 - $797,000 and $2,511,000) in compensation cost related to the above share-based compensation awards.

(d)	Other share-based awards:

During the three and nine months ended September 30, 2016, the Company incurred $1,600,000 and $7,598,000, respectively, (September 30, 2015 – $1,452,000 and $6,755,000) in arrangement fees that were primarily capitalized to deferred financing fees of which $800,000 and $3,799,000, respectively, (September 30, 2015 – $726,000 and $3,377,000) are settled in Class A common shares.

During the three and nine months ended September 30, 2016, the Company incurred $1,278,000 and $4,890,000, respectively, (September 30, 2015 – $1,761,000 and $7,465,000) in transaction fees that were capitalized to vessels of which $639,000 and $2,445,000, respectively, (September 30, 2015 – $881,000 and $3,732,000) are settled in Class A common shares.

During the three and nine months ended September 30, 2016, the Company also amortized $150,000 and $450,000, respectively, (September 30, 2015 – $150,000 and $450,000) in share-based compensation expenses related to the accrued portion of a performance based bonus that may be settled in stock-based awards in future periods.  The number of shares issued under each of these arrangements is based on volume weighted average share prices as defined in the underlying agreements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.	Supplemental cash flow information:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Interest paid	$28,326	$25,738	$83,406	$73,995
Interest received	254	6,967	4,969	9,495
Undrawn credit facility fee paid	1,025	705	2,091	2,198
Non-cash transactions:
Long-term debt for vessels under construction	—	—	—	77,625
Dividend reinvestment	1,248	1,078	3,940	37,751
Arrangement and transaction fees settled in shares	2,112	1,607	5,770	7,368
Acquisition of time charter contracts through novation from GCI (note 3(c))	—	—	16,200	—
Recognition of fair value of bareboat charters (note 3(c))	—	—	16,200	—
Acquisition of GCI Subsidiaries through settlement of loans to affiliate	—	—	107,500	—
Capital contribution through settlement of loans to affiliate	—	—	—	19,444

14.	Commitments and contingencies:
(a)

At September 30, 2016, the minimum future revenues to be received on committed time charter party agreements and interest income from sales-type capital leases and direct financing leases are approximately:

Remainder of 2016	$211,692
2017	795,932
2018	791,699
2019	764,032
2020	721,629
Thereafter	2,108,386
$5,393,370

The minimum future revenues are based on 100% utilization, relate to committed time charter party agreements currently in effect, assume no renewals or extensions, and exclude revenue for two 10000 TEU vessels, the Hanjin Buddha and Hanjin Tabul, as the time charters were terminated subsequent to September 30, 2016.

(b)	At September 30, 2016, based on the contractual delivery dates, the Company has outstanding commitments of $468,982,000 in 2017 for installment payments for vessels under construction.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Commitments and contingencies (continued):
(c)

At September 30, 2016, the commitment under operating leases for vessels is $1,364,856,000 for 2016 to 2028 and office space is $10,447,000 for 2016 to 2024.  Total commitments under these leases are as follows:

Remainder of 2016	$32,398
2017	128,893
2018	130,004
2019	131,282
2020	132,530
Thereafter	820,196
$1,375,303
15.	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
COSCON(1)	$76,548	$76,000	$223,531	$224,216
CSCL Asia(1)	31,580	31,843	95,139	93,822
MOL	30,972	26,769	86,814	78,232
Yang Ming	33,591	18,853	87,921	27,090
Hapag-Lloyd	16,006	24,581	56,035	76,085
Other	36,178	34,815	115,272	101,115
	$224,875	$212,861	$664,712	$600,560

(1)	While the Company continues to charter the vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping business in March 2016.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

16.	Financial instruments:
(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, loans to affiliate and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of September 30, 2016, the fair value of the Company’s revolving and term loan credit facilities, excluding deferred financing fees is $2,609,900,000 (December 31, 2015 - $2,999,746,000) and the carrying value is $2,759,418,000 (December 31, 2015 - $3,042,195,000). As of September 30, 2016, the fair value of the Company’s other long-term liabilities, excluding deferred gains, deferred financing fees and Other is $504,590,000 (December 31, 2015 - $346,138,000) and the carrying value is $505,110,000 (December 31, 2015 - $342,767,000). The fair value of the revolving and term loan credit facilities and other long-term liabilities, excluding deferred gains and deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

As of September 30, 2016, the fair value of the Company’s senior unsecured notes is $350,520,000 (December 31, 2015 – $335,340,000) and the carrying value is $345,000,000 (December 31, 2015 – $345,000,000).  The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market.  Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

The Company’s vessels held for use with a carrying amount of $419,413,000 were written down to their fair value of $216,638,000 resulting in a non-cash impairment charge of $202,775,000 which was included in earnings for the three and nine months ended September 30, 2016.  The estimated fair value, measured on a non-recurring basis, of the Company’s vessels held for use is calculated based on discounted cash flows using inputs, other than quoted prices in active markets, that are observable either directly or indirectly.  Therefore the Company has categorized the fair value of the vessels as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

16.	Financial instruments (continued):
(b)	Interest rate derivative financial instruments:

As of September 30, 2016, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of September 30, 2016	Maximum notional amount(1)	Effective date	Ending date
5.6400%	$670,829	$670,829	August 31, 2007	August 31, 2017	(2)
5.4200%	428,525	428,525	September 6, 2007	May 31, 2024
5.9450%	135,634	135,634	January 30, 2014	May 31, 2019
5.6000%	155,600	155,600	June 23, 2010	December 23, 2021	(2)
5.2600%	87,100	87,100	July 3, 2006	February 26, 2021	(2) (3)
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020	(3)
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.
(3)

Swap counterparty has an early termination right in 2017 which may require the Company to settle the swap at the early termination date.  The fair value liability as of September 30, 2016 for these swaps is $14,956,000.

In addition, the Company has entered into two swaption agreements (Swaption A and Swaption B) with a bank.  Under Swaption A, the Company has the option of entering into an interest rate swap on March 2, 2017 under which the Company would pay the bank a fixed rate of 0.50%, and receive a floating rate of 3-month LIBOR from the bank.  Under Swaption B, the bank has the option of entering into an interest rate swap on March 2, 2017 under which the bank would pay the Company a fixed rate of 1.183%, and receive a floating rate of 3-month LIBOR from the Company.  The interest rate swaps underlying both swaptions have notional amounts of $200,000,000 and the same expiration dates.  During the quarter ended September 30, 2016, the Company restructured the swaption agreements which resulted in an asset of $11,300,000 to the Company.

During the quarter ended September 30, 2016, the Company paid $27,616,000 related to swap terminations.

(c)	Foreign exchange derivative instruments:

The Company is exposed to market risk from foreign currency fluctuations. The Company has entered into foreign currency forward contracts to manage Canadian dollar currency fluctuations. At September 30, 2016, the notional amount of the foreign exchange forward contracts is $7,000,000 (December 31, 2015 - $15,200,000) and the fair value asset is $219,000 (December 31, 2015 – nil) and fair value liability is $5,000 (December 31, 2015 – $1,260,000).

Included in short-term investments is $2,239,000 (December 31, 2015 - $2,095,000) of restricted cash held as collateral for these foreign currency forward contracts.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

16.	Financial instruments (continued):
(d)	Fair value of asset and liability derivatives:

The following provides information about the Company’s derivatives:

	September 30,	December 31,
	2016	2015
Fair value of financial instruments asset	$11,451	$33,632
Fair value of financial instruments liability	297,778	338,146

The following provides information about the effect of the master netting agreement:

September 30, 2016	Gross amounts of recognized assets and liabilities	Amounts subject to master netting agreement	Net amount
Derivative assets	$11,451	$—	$11,451
Derivative liabilities	297,778	—	297,778
Net liability	$(286,327)	$—	$(286,327)

December 31, 2015	Gross amounts of recognized assets and liabilities	Amounts subject to master netting agreement	Net amount
Derivative assets	$33,632	$21,964	$11,668
Derivative liabilities	338,146	21,964	316,182
Net liability	$(304,514)	$—	$(304,514)

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Gain (Loss) on derivatives recognized in net earnings:
Change in fair value of financial instruments	$684	$(44,774)	$(75,081)	$(64,629)
Loss reclassified from AOCL to net earnings(1)
Interest expense	(1,166)	(786)	(2,761)	(2,503)
Depreciation and amortization	(248)	(259)	(761)	(817)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges.  The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next twelve months is approximately $2,311,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

17.	Subsequent events:
(a)	In October 2016, the Company sold two 4800 TEU vessels for proceeds of $5,000,000 per vessel to MSC pursuant to provisions of bareboat charter agreements entered into with MSC in 2011.
(b)

In October 2016, the Company entered into an agreement for the sale of the Seaspan Efficiency, a 2003-built 4600 TEU class containership, for recycling at an ISO certified recycling facility for gross proceeds of approximately $6,400,000.

(c)

On October 11, 2016, the Company declared quarterly dividends of $0.496875, $0.515625, $0.434375, $0.512500 and $0.432031 per Series D, Series E, Series F, Series G and Series H preferred shares, respectively, representing a total distribution of $15,562,000.  The dividends were paid on October 31, 2016 to all shareholders of record on October 28, 2016.

(d)	On October 11, 2016, the Company declared a quarterly dividend of $0.375 per common share. The dividend was paid on October 31, 2016 to all shareholders of record as of October 20, 2016.
(e)	In October 2016, Hanjin terminated the charter agreements for the Hanjin Tabul, Hanjin Buddha and the Seaspan Efficiency in the course of Hanjin’s bankruptcy proceeding.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of September 30, 2016, we operated a fleet of 89 containerships and have entered into contracts for the purchase of an additional eight newbuilding containerships which have scheduled delivery dates through October 2017. Six of these newbuilding containerships will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term time charter contracts for the remaining newbuilding containerships in the future. As of September 30, 2016, the average age of the 89 vessels in our operating fleet was approximately six years, on a TEU weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters.  As of September 30, 2016, the charters on the 89 vessels in our operating fleet had an average remaining term of approximately five years, on a TEU weighted basis, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as at September 30, 2016 were as follows:

Customers for Current Fleet
COSCON
CSCL Asia
Hanjin
Hapag-Lloyd
HL USA
K-Line
Maersk
MOL
MSC
OOCL
Yang Ming Marine
ZIM

Customers for Additional Six Vessel Deliveries Subject to Charter Contracts
MSC
Yang Ming Marine

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Our Fleet” for more information about our vessels and time charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments

Vessel Deliveries

During the nine months ended September 30, 2016, we accepted delivery of two 10000 TEU vessels, the MOL Benefactor and Maersk Genoa, and one 14000 TEU vessel, the YM Width. The MOL Benefactor and Maersk Genoa were constructed at Jiangsu Xinfu and the YM Width was constructed at CSBC, in each case using our fuel efficient SAVER design.

In April 2016, we entered into a lease financing arrangement with third parties for one 10000 TEU newbuilding vessel, the MOL Beyond. The vessel is being leased from the third parties over a term of 11 years, with an option to purchase the vessel at the nine-year anniversary of the lease for a pre-determined fair value purchase price. We received the eight-year time charter contract with MOL for the MOL Beyond from GCI for no consideration.

In May 2016, we entered into a lease financing arrangement with third parties for one 14000 TEU newbuilding vessel, the YM Window. The vessel is being leased from the third parties over a term of 12 years, with an option to purchase the vessel at the 9.5-year anniversary of the lease for a pre-determined fair value purchase price. We received the 10-year time charter contract with Yang Ming for the YM Window from GCI for no consideration.

The additions to our operating fleet for the nine months ended September 30, 2016 are summarized below:

Vessel	Vessel Class (TEU)	Length of Time Charter	Charterer	Delivery Date
MOL Benefactor	10000	8 years + one 2-year option	MOL	March 2016
MOL Beyond	10000	8 years + one 2-year option	MOL	April 2016
YM Window	14000	10 years + one 2-year option	Yang Ming Marine	May 2016
YM Width	14000	10 years + one 2-year option	Yang Ming Marine	May 2016
Maersk Genoa	10000	5 years + two 1-year option	Maersk	September 2016

Vessel Acquisitions

In June 2016, we acquired two 11000 TEU newbuilding vessels from GCI for a total purchase price of $195.6 million. These vessels will commence 17-year bareboat charters with MSC upon their deliveries scheduled in 2017. MSC is obligated to purchase the vessels for a pre-determined amount at the end of their respective charters. These two vessels are sister ships to our three 11000 TEU vessels also scheduled for delivery in 2017 and chartered to MSC.

Vessel Disposal

In August 2016, we sold a 4600 TEU vessel, the Seaspan Excellence, to a ship recycler for net sale proceeds of approximately $5.8 million, resulting in a loss on disposition of approximately $16.5 million. In connection with the sale, we repaid the outstanding principal balance of a debt facility used to finance the acquisition of the Seaspan Excellence and another 4600 TEU vessel, the Seaspan Efficiency.

Equity Financings

In May 2016, we issued to a third-party Asian investor 5,600,000 of our 6.95% Series F preferred shares at a price of $25.00 per share, for an aggregate purchase price of $140.0 million. The holder of the Series F preferred shares has the right to convert these shares into common shares at a conversion price of $18.00 per share. The dividend rate is initially set at 6.95%, but will increase by 1% annually after the fifth anniversary date up to a maximum of 10.5% by the ninth anniversary date, or will increase to 10.5% on January 1, 2018 if we do not acquire all of the membership interests in Greater China Intermodal Investments LLC, (or GCI) or all or substantially all of the assets of GCI by December 31, 2017. We have the right to call the Series F preferred shares at par plus any accumulated and unpaid dividends at any time after the dividend increases above 6.95%.

In May 2016, we issued 5,750,000 of our Class A common shares in a public offering for net proceeds of approximately $81.1 million before expenses. Concurrently with the closing of the public offering, our chief executive officer and affiliates of one of our directors and of Dennis Washington purchased directly from us, in a private placement and at the public offering price, an aggregate of $15.0 million of additional Class A common shares.

In June 2016, we issued in a registered public offering 4,600,000 of our 8.2% Series G preferred shares at a price of $25.00 per share for net proceeds of approximately $111.4 million before expenses. In August 2016, we issued an additional 3,200,000 Series G preferred shares in a follow-on public offering at a price of $25.00 per share, for net proceeds of approximately $76.5 million before expenses. Dividends are payable on the Series G preferred shares at a rate of 8.2% per annum on the stated liquidation preference of $25.00 per share.

In August 2016, we issued 9,000,000 of our 7.875% Series H preferred shares in a public offering at a price of $25.00 per share, for net proceeds of approximately $217.7 million before expenses. Dividends are payable on the Series H preferred shares at a rate of 7.875% per annum on the stated liquidation preference of $25.00 per share.

Redemption of Series C Preferred Shares

In June 2016, we redeemed 13,321,774 of our Series C preferred shares, representing all of the issued and outstanding Series C preferred shares, using net proceeds from the Series F preferred share issuance, the Class A common share public offering and concurrent private placement and existing liquidity.

Revolving Credit Facility

In April 2016, we completed the renewal of our 364-day unsecured, revolving loan facility with various banks to a total commitment of $150.0 million. In August 2016, we increased this loan facility by $10.0 million to a total commitment of $160.0 million. The facility includes features providing for a further commitment of $20.0 million, enabling a total facility size of up to $180.0 million. The revolving loan facility bears interest at LIBOR plus a margin.

Lease Financings

In May 2016, we entered into 17-year financing arrangements with an Asian-based leasing company, consisting of leases with commitments totaling approximately $253 million to fund the construction and delivery of three 11000 TEU newbuilding containerships and leases with commitments totaling approximately $168 million to fund the construction and delivery of two 11000 TEU containerships. These financing arrangements bear interest at LIBOR plus a margin. The five 11000 TEU newbuilding containerships will commence 17-year bareboat charters upon their deliveries, scheduled during 2017.

In March, May and September 2016, we entered into lease financing arrangements with special purpose companies, or the SPCs, for the MOL Benefactor, YM Width and Maersk Genoa for total gross proceeds of $354.0 million. Under the leases for the MOL Benefactor and the YM Width, we sold the vessels to the SPCs and leased the vessels back over a term of 11 or 12 years, with an option to purchase the vessels at the nine or 9.5-year anniversary for a pre-determined fair value purchase price. Under the lease for the Maersk Genoa, we sold the vessel to the SPCs and leased the vessel back over a nine-year term, with an option to purchase the vessel at the end of the lease term for a pre-determined fair value purchase price.  If the purchase option is not exercised, the lease term may be extended for an additional two years, at the option of the SPCs.

Hanjin Shipping Bankruptcy

On August 31, 2016, Hanjin filed for bankruptcy in Korea, or the Hanjin Proceeding. As at August 31, 2016, Hanjin chartered three of our 10000 TEU vessels and four of GCI’s 10000 TEU vessels under 10-year charter contracts, with options to extend. Hanjin also chartered one of our 4600 TEU vessels, the Seaspan Efficiency. As at the date hereof, the charters for all eight vessels have been cancelled, the vessels have been returned and Hanjin has ceased to be a customer.

As at August 31, 2016, the three 10000 TEU vessels chartered to Hanjin represented approximately 4.8% of the TEU capacity of our on-the-water fleet, and the contracted future revenue under the charters was approximately $361.8 million, excluding extension options, of our total contracted revenue of $5.8 billion.

As at August 31, 2016, we had approximately $18.9 million of past due accounts receivable form Hanjin. As a result of the Hanjin Proceeding, we recognized a full reserve for these past due accounts receivable, which reduced our net earnings for the quarter ending September 30, 2016 by approximately $18.9 million. On September 1, 2016, after Hanjin declared bankruptcy, we stopped recognizing revenue on the vessels chartered to Hanjin.

In addition to the consequences of the Hanjin Proceeding described above, it is possible we may incur costs or liabilities resulting from third party claims for unpaid goods and services provided to the vessels while on charter to Hanjin and from other Hanjin related claims made prior to or after the date of the announcement of the Hanjin Proceeding. In the course of the Hanjin Proceeding, we made a claim against Hanjin for any such costs and liabilities, and we also intend to make a claim under our insurance policies for recovery; however, some or all of these costs and liabilities ultimately may not be recovered.

As of September 30, 2016, we have approximately $209.2 million of outstanding indebtedness under credit facilities secured by our three 10000 TEU vessels formerly chartered to Hanjin and the related charter contracts. Under these credit facilities, the loans may become due and payable if replacement charters acceptable to the lenders, in their discretion, are not obtained within 90 to 120 days of the charter termination, as applicable. We received termination notices for these three vessels formerly chartered to Hanjin starting on September 29, 2016. We are in discussions with these lenders to extend the time to obtain an acceptable replacement charter.

We have obtained a short-term charter commencing in the latter half of the fourth quarter of 2016 at market rates for one of our 10000 TEU vessels, and are actively seeking charter opportunities for the other two, however, there is no assurance that replacement charters will be secured and, if secured, at what rates or for what duration. We have also entered into an agreement for the sale and recycling of the Seaspan Efficiency. Please read “Recent Developments–Sale of Seaspan Efficiency” below.

Recent Developments

Potential Acquisition of Greater China Intermodal Investments LLC

Our growth strategy includes expanding our fleet through the selective acquisition of newbuildings and on-the-water containerships. We have had extensive discussions with the other owners of GCI about potentially acquiring the remaining approximately 89% equity interests of GCI that we do not currently own and alternatively  acquiring GCI’s newbuilding and certain on-the-water containerships and the associated charters.  Earlier this year, we acquired or leased certain GCI vessels on an individual basis. Acquisition discussions with the other owners of GCI were recently suspended; however we may re-initiate discussions in the future.

We can provide no assurance as to whether any transaction involving GCI or its assets may occur or, if a transaction is completed, the terms of such transaction. In addition, there can be no assurance that any such transaction, if completed, would be viewed in a positive manner by investors.

GCI is owned 83.3% by Greater China Industrial Investments LLC, or GC Industrial, an affiliate of Carlyle, 10.8% by our subsidiary Seaspan Investment I Ltd., 3.3% by Tiger Management Limited, an entity controlled by one of our directors, Graham Porter, or the Tiger Member, and 2.6% by Blue Water Commerce, LLC, an affiliate of Dennis R. Washington, our largest shareholder, or the Washington Member. The Tiger Member also has an ownership interest in GC Industrial, and the Washington Member and Gerry Wang, our co-founder, co-chairman and chief executive officer, have interests in the Tiger Member. As a result, Messrs. Wang and Porter and the Washington Member would have indirect interests in certain incentive distributions that GC Industrial may receive from GCI pursuant to distribution provisions in GCI’s operating agreement, upon any sale of GCI or distribution of the proceeds of the sale of GCI’s assets. Our employment agreement with Mr. Wang provides that we would pay him certain transaction fees in connection with any acquisition by us of GCI or certain assets of GCI. An affiliate of Mr. Porter is party to a services agreement with us that would result in payments to the affiliate relating to certain debt and lease financings we may incur in connection with any acquisition by us of GCI or assets of GCI. For additional information about GCI and these arrangements, please read “Certain Relationships and Related Party Transactions” in our 2015 Annual Report.

Vessel Sales

In October and November 2011, we entered into agreements to bareboat charter four 4800 TEU vessels to MSC, each for a five-year term and MSC agreed to purchase the vessels for $5.0 million each at the end of the bareboat charters. In October 2016, two of the 4800 TEU vessels, the MSC Manu and MSC Leanne, completed their five-year bareboat charter terms and were sold to MSC for $5.0 million per vessel.

Sale of Seaspan Efficiency

In October 2016, we entered into an agreement for the sale of the Seaspan Efficiency, a 2003-built 4600 TEU class containership, for recycling at an ISO certified recycling facility for gross sale proceeds of approximately $6.4 million.

Dividends

On October 11, 2016, our board of directors declared the following quarterly cash dividends on our common and preferred shares for a total distribution of $55.2 million:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.375	July 1, 2016 to September 30, 2016	October 20, 2016	October 31, 2016
Series D preferred shares	SSW PR D	$0.496875	July 30, 2016 to October 29, 2016	October 28, 2016	October 31, 2016
Series E preferred shares	SSW PR E	$0.515625	July 30, 2016 to October 29, 2016	October 28, 2016	October 31, 2016
Series F preferred shares	—	$0.434375	July 30, 2016 to October 29, 2016	October 28, 2016	October 31, 2016
Series G preferred shares	SSW PR G	$0.512500	July 30, 2016 to October 29, 2016	October 28, 2016	October 31, 2016
Series H preferred shares	SSW PR H	$0.432031	August 11, 2016 to October 29, 2016	October 28, 2016	October 31, 2016

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 89 operating vessels as of September 30, 2016:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter	Daily Charter Rate
YM Wish	14000	2015	4/7/15	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	4/22/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(1)	14000	2015	6/10/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	7/3/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(1)	14000	2015	8/21/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(1)	14000	2015	10/16/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Window(1)	14000	2016	5/8/16	Yang Ming Marine	10 years + one 2-year option	46.5
YM Width(1)	14000	2016	5/29/16	Yang Ming Marine	10 years + one 2-year option	46.5
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	55.0
COSCO Pride(1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
Hanjin Buddha	10000	2014	3/25/14	Hanjin	10 years + one 2-year option	43.0	(2)
Hanjin Namu(3)	10000	2014	—	—	—	—
Hanjin Tabul	10000	2014	7/2/14	Hanjin	10 years + one 2-year option	43.0	(2)
MOL Bravo(1)	10000	2014	7/18/14	MOL	8 years + one 2-year option	37.5	(4)
MOL Brightness(1)	10000	2014	10/31/14	MOL	8 years + one 2-year option	37.5	(4)
MOL Breeze(1)	10000	2014	11/14/14	MOL	8 years + one 2-year option	37.5	(4)
MOL Beacon(1)	10000	2015	4/10/15	MOL	8 years + one 2-year option	37.5	(4)
MOL Benefactor(1)	10000	2016	3/28/16	MOL	8 years + one 2-year option	37.5	(4)
MOL Beyond(1)	10000	2016	4/29/16	MOL	8 years + one 2-year option	37.5	(4)
Maersk Guayaquil	10000	2015	9/21/15	Maersk	5 years + two 1-year options	37.2	(5)
Maersk Genoa(1)	10000	2016	9/12/16	Maersk	5 years + two 1-year options	37.2	(5)
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5	(6)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.5	(6)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option(7)	29.8
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option(7)	29.8
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Vietnam	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(8)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9

MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique	4800	1989	11/25/11	MSC	5 years	14.5	(9)
MSC Manu	4800	1988	11/15/11	MSC	5 years	14.5	(9)
MSC Leanne	4800	1989	10/19/11	MSC	5 years	14.5	(9)
MSC Carole	4800	1989	10/12/11	MSC	5 years	14.5	(9)
Seaspan Efficiency	4600	2003	7/30/16	Hanjin	Up to 10 months(10)	Market rate	(11)
Brotonne Bridge(1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(12)
Brevik Bridge(1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(12)
Bilbao Bridge(1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(12)
Berlin Bridge	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3	(12)
Budapest Bridge	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(12)
Seaspan Chiwan	4250	2001	6/29/16	Hapag-Lloyd	Up to 18 months(13)	Market rate	(11)
Seaspan Hamburg	4250	2001	5/3/16	Hapag-Lloyd	Up to 18 months(13)	Market rate	(11)
Seaspan Ningbo	4250	2002	3/7/16	Hapag-Lloyd	Up to 18 months(13)	Market rate	(11)
Seaspan Dalian	4250	2002	1/16/16	Hapag-Lloyd	Up to 18 months(13)	Market rate	(11)
Seaspan Felixstowe	4250	2002	1/24/16	Hapag-Lloyd	Up to 18 months(13)	Market rate	(11)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years(14)	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	8/19/15	HL USA	Up to 24 months(15)	Market rate	(11)
Dubai Express	4250	2006	11/4/15	HL USA	Up to 24 months(15)	Market rate	(11)
Jakarta Express	4250	2006	2/15/16	HL USA	Up to 12.5 months(16)	18.0
Seaspan Saigon	4250	2006	6/1/16	Hapag-Lloyd	Up to 12 months(17)	Market rate	(11)
Seaspan Lahore	4250	2006	8/28/16	OOCL	Up to 12 months(18)	Market rate	(11)
Rio Grande Express	4250	2006	9/22/16	Hapag-Lloyd	Up to 12 months(19)	Market rate	(11)
Seaspan Santos	4250	2006	8/21/16	OOCL	Up to 2 months(20)	Market rate	(11)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options(21)	18.0	(22)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options(21)	18.0	(22)
Seaspan Loncomilla	4250	2009	6/1/16	Hapag-Lloyd	Up to 13 months(23)	Market rate	(11)
Seaspan Lumaco	4250	2009	9/16/16	OOCL	Up to 6 months(24)	Market rate	(11)
Seaspan Lingue	4250	2010	4/19/16	ZIM	Up to 12 months(25)	Market rate	(11)
Seaspan Lebu	4250	2010	9/26/16	Maersk	Up to 12 months(26)	Market rate	(11)
Madinah(1)(27)	4250	2009	—	—	—	—
Kota Mawar(28)	3500	2007	3/27/07	COSCON	12 years	19.0
Kota Maju(29)	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.9	(30)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.9	(30)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.9	(30)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.9	(30)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.9	(30)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.9	(30)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.9	(30)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.9	(30)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

_____________________

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)

Hanjin has an initial charter of 10 years with a charter rate of $43,000 per day for the initial term and $44,500 per day during the two-year option. These charters were terminated in October 2016 and both vessels are currently off-charter. These vessels were also re-named Seaspan Ganges and Seaspan Zambezi.

(3)	This charter was terminated in September 2016 and this vessel is currently off-charter. This vessel was also renamed Seaspan Yangtze.
(4)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.

(5)

Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.

(6)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(7)

On the expiry of the charters for the CSCL Oceania in October 2016 and the CSCL Africa in November 2016, the vessels will commence time charters with COSCO Mercury at market rates for a minimum of ten months, up to a maximum of 14 months, where the exact period is at COSCO Mercury’s option. The CSCL Oceania re-delivered to us in October 2016.

(8)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(9)

MSC has a bareboat charter of five years with a charter rate of $10,000 per day for the first two years, increasing to $14,500 per day after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters. The MSC Manu and MSC Leanne were sold to MSC in October 2016, after completing their five-year bareboat charter terms.

(10)

This vessel commenced a time charter at market rates for a minimum of two months up to a maximum of 10 months, where the exact period is at Hanjin’s option. This charter was terminated in October 2016 and the vessel was sold to a ship recycler.

(11)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), the vessel is being chartered at current market rates.
(12)

K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.

(13)	We agreed to a direct continuation of the time charter at market rates for a minimum of 11 months up to a maximum of 18 months, where the exact period is at Hapag-Lloyd’s option.
(14)	This vessel is expected to be re-delivered to us in December 2016.
(15)	We agreed to a direct continuation of the time charter at market rates for a minimum of 18 months up to a maximum of 24 months, where the exact period is at HL USA’s option.
(16)

The term of this time charter has been extended at a rate of $18,000 per day for a minimum of 9.5 months and at market rates for the remaining term up to a maximum of 12.5 months, where the exact period is at HL USA’s option. This vessel is expected to commence a direct continuation of the time charter in November 2016 at market rates for a minimum of two months up to a maximum of nine months, where the exact period is at Hapag Lloyd’s option.

(17)	This vessel commenced a direct continuation of the time charter at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at Hapag-Lloyd’s option.
(18)	This vessel commenced a time charter at market rates for a minimum of three months up to a maximum of 12 months, where the exact period is at OOCL’s option.
(19)	This vessel commenced a time charter at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at Hapag-Lloyd’s option.
(20)

This vessel commenced a time charter at market rates for a minimum of 30 days up to a maximum of 70 days, where the  exact period is at OOCL’s option. This vessel re-delivered to us in October 2016 and continued a time charter with OOCL in October 2016 at market rates for a minimum of two months up to a maximum of eight months, where the exact period is at OOCL’s option.

(21)

For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired and these charters have been automatically extended pursuant to their terms.

(22)

HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day for the first one-year option remaining, increasing to $18,500 per day for the second one-year option remaining.

(23)

We agreed to a direct continuation of the time charter at market rates for a minimum of two months up to a maximum of 13 months, where the exact period is at Hapag-Lloyd’s option. This vessel re-delivered to us in October 2016 and commenced a time charter with ANL at market rates for a minimum of one month up to a maximum of 12 months, where the exact period is at ANL’s option. This vessel was renamed Seaspan Loncomilla.

(24)	This vessel commenced a time charter at market rates for a minimum of one month up to a maximum of six months, where the exact period is at OOCL’s option.
(25)

This vessel is on a time charter with ZIM at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at ZIM’s option. This vessel re-delivered to us in October 2016 and is currently off-charter.

(26)	This vessel commenced a time charter at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at Maersk’s option.
(27)	This vessel was re-delivered to us in June 2016 and is currently off-charter.

(28)	This vessel was re-named to Kota Mawar in August 2016 in connection with a sub-charter from COSCO to Pacific International Lines Ltd.
(29)	This vessel was re-named to Kota Maju in July 2016 in connection with a sub-charter from COSCO to Pacific International Lines Ltd.
(30)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

As of September 30, 2016, we had contracted to purchase eight newbuilding containerships which have scheduled delivery dates through October 2017. These vessels consist of the following:

Vessel	Vessel Class (TEU)	Length of Charter(1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 1039	14000	10 years + one 2-year option	Yang Ming Marine	2017	CSBC
Hull No. 1122	10000	—(2)	—(2)	2017	New Jiangsu and Jiangsu Xinfu
Hull No. 1169	10000	—(2)	—(2)	2017	New Jiangsu and Jiangsu Xinfu
Hull No. 145	11000	17 years	MSC	2017	HHIC
Hull No. 146	11000	17 years	MSC	2017	HHIC
Hull No. 147	11000	17 years	MSC	2017	HHIC
Hull No. 148	11000	17 years	MSC	2017	HHIC
Hull No. 153	11000	17 years	MSC	2017	HHIC

____________________

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.
(2)	We expect to enter into a long-term charter for this vessel in the future.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of September 30, 2016:

	Quarter Ended	Scheduled for the Year Ended December 31,
	September 30, 2016	2016	2017
Owned and leased vessels, beginning of year	85	85	84
Deliveries	5	5	8
Disposal(1)	(1)	(1)	—
Contractual sale(2)	—	(5)	—
Total, end of period	89	84	92
Managed vessels, beginning of year	15	15	15
Deliveries	1	2	3
Disposals	(2)	(2)	—
Total, end of period	14	15	18
Total Fleet	103	99	110
Total Capacity (TEU)	791,700	777,900	900,900

____________________

(1) We sold the Seaspan Excellence in August 2016. Please read “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation—Significant Developments—Vessel Disposal”.

(2) Relates to four 4800 TEU vessels that commenced five-year bareboat charters in 2011. The charterer agreed to purchase the vessels for $5.0 million each at the end of their respective five-year bareboat charter terms in 2016. In October 2016, we entered into an agreement to sell the Seaspan Efficiency, a 2003-built 4600 TEU vessel.

Three and Nine Months Ended September 30, 2016 Compared with Three and Nine Months Ended September 30, 2015

The following is a discussion of our financial condition and results of operations for the three and nine months ended September 30, 2016. The following provides information about our fleet as of September 30, 2016, and excludes vessels that are managed for third parties, unless otherwise indicated:

Number of vessels in operation	89
Average age of fleet (TEU weighted basis)	6 years
TEU capacity	631,700
Average remaining initial term on outstanding charters (TEU weighted basis)	5 years

At the beginning of 2016, we had 85 vessels in operation. We accepted delivery of three newbuilding vessels, leased in two vessels and sold one 4600 TEU class vessel during the nine months ended September 30, 2016, bringing our operating fleet to a total of 89 vessels as at September 30, 2016.  Revenue from time charters is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Three Months Ended September 30,		Increase		Nine Months Ended September 30,		Increase
	2016	2015	Days	%	2016	2015	Days	%
Operating days(1)	7,451	7,176	275	3.8%	22,091	20,438	1,653	8.1%
Ownership days(1)	7,794	7,225	569	7.9%	22,781	20,696	2,085	10.1%

Our vessel utilization by quarter and for the nine months ended September 30, 2016 and 2015 is as follows:

	First Quarter		Second Quarter		Third Quarter		Year to Date – September 30,
	2016	2015	2016	2015	2016	2015	2016	2015
Vessel utilization:
Ownership Days(1)	7,375	6,570	7,612	6,901	7,794	7,225	22,781	20,696
Less Off-hire Days:
Scheduled 5-Year Survey	(75)	(49)	(19)	(66)	(25)	(39)	(119)	(154)
Unscheduled Off-hire(2)	(128)	(21)	(125)	(73)	(318)	(10)	(571)	(104)
Operating Days(1)	7,172	6,500	7,468	6,762	7,451	7,176	22,091	20,438
Vessel Utilization	97.2%	98.9%	98.1%	98.0%	95.6%	99.3%	97.0%	98.8%

____________________

(1)	Operating and ownership days include leased vessels and exclude vessels under bareboat charter.
(2)	Unscheduled off-hire includes days related to vessels off-charter.

Our consolidated financial results for the three and nine months ended September 30, 2016 and 2015 are summarized below:

Financial Summary (in millions of US dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenue	$224.9	$212.9	$664.7	$600.6
Ship operating expense	48.6	49.4	145.4	143.3
Depreciation and amortization expense	52.7	51.5	166.1	150.5
General and administrative expense	8.1	7.0	25.0	20.1
Operating lease expense	23.8	11.2	59.3	25.9
Interest expense and amortization of deferred financing fees	30.0	29.0	90.2	82.2
Refinancing expenses	1.2	1.6	2.0	3.9
Loss on disposal	16.5	-	16.5	-
Expenses related to customer bankruptcy	18.9	-	18.9	-
Vessel impairments	202.8	-	202.8	-
Change in fair value of financial instruments	(0.7)	44.8	75.1	64.6

Revenue

Revenue increased by 5.6% to $224.9 million and 10.7% to $664.7 million for the three and nine months ended September 30, 2016, respectively, over the same periods in 2015, primarily due to the delivery of newbuilding vessels in 2015 and 2016 and the additional two leased in vessels in 2016, partially offset by lower average charter rates for vessels that were on short-term charters, an increase in unscheduled off-hire, primarily relating to vessels being off-charter and a reduction in revenue on three 10000 TEU vessels as we stopped recognizing revenue on these vessels on September 1, 2016 after Hanjin declared bankruptcy. Any future revenue relating to these Hanjin charters will be recognized on a cash basis.

The increases in operating days and the related financial impact thereof for the three and nine months ended September 30, 2016, respectively, relative to the same periods in 2015, are attributable to the following:

	Three Months Ended September 30		Nine Months Ended September 30
	Operating Days Impact	$ Impact (in millions)	Operating Days Impact	$ Impact (in millions)
2016 vessel deliveries	387	15.6	632	25.2
Full period contribution for 2015 vessel deliveries	227	9.8	1,417	62.5
Change in daily charter hire rate and re-charters	-	(7.1)	-	(19.8)
Additional days due to leap year	-	-	81	2.1
Unscheduled off-hire	(308)	(4.9)	(467)	(7.7)
Scheduled off-hire	14	0.6	35	(1.2)
Supervision fee revenue	-	2.6	-	6.5
Vessel management revenue	-	0.1	-	1.1
Customer bankruptcy	-	(3.9)	-	(3.9)
Vessel disposal	(45)	(0.7)	(45)	(0.7)
Other	-	(0.1)	-	0.1
Total	275	$12.0	1,653	$64.2

Vessel utilization was 95.6% and 97.0% for the three and nine months ended September 30, 2016, respectively, compared to 99.3% and 98.8% the same periods in 2015.

The decrease in vessel utilization for the three and nine months ended September 30, 2016, compared to the same periods in 2015, was primarily due to the increases in unscheduled off-hire of 308 and 467 days, respectively. The increases in unscheduled off-hire were primarily due to eight and 11 vessels that were off-charter for a total of 267 and 497 days during the three and nine months ended September 30, 2016, respectively, compared to two vessels that were off-charter for a total of nil and 38 days in the same periods of 2015.

We completed dry-dockings for the following 15 vessels during the three and nine months ended September 30, 2016:

Vessel Class (TEU)	First Quarter		Second Quarter		Third Quarter		Year to Date- September 30, 2016
2500	—		—		1		1
3500	—		—		1		1
4250	2	(1)	1	(1)	1	(1)	4	(1)
4500	1		—		—		1
8500	1		—		—		1
13100	5		2		—		7
	9		3		3		15

____________________

(1)	Dry-docking for these vessels was completed between their time charters.

Ship Operating Expense

Ship operating expense decreased by 1.7% to $48.6 million for the three months ended September 30, 2016, compared to the same period in 2015, primarily due to cost management initiatives. This decrease was partially offset by a 7.9% increase in ownership days due to the delivery of newbuilding vessels in 2015 and 2016, and the additional two leased in vessels in 2016.

Ship operating expense increased by 1.5% to $145.4 million for the nine months ended September 30, 2016, compared to the same period in 2015, primarily due to a 10.1% increase in ownership days for the nine months ended September 30, 2016. The increase in ownership days was primarily due to the delivery of newbuilding vessels in 2015 and 2016, and the additional two leased-in vessels in 2016. The increase in ship operating expense from increased ownership days was partially offset by cost management initiatives.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 2.3% to $52.7 million and by 10.4% to $166.1 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily due to an increase in fleet size from vessels delivered in 2015 and an increase in dry-dock amortization from an increase in the number of vessels dry-docked. The increases were partially offset by a reduction in write-offs of replaced vessel equipment.

General and Administrative Expense

General and administrative expense increased by 16.3% to $8.1 million and by 23.9% to $25.0 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. The increases were primarily due to an increase in non-cash stock-based compensation expense related to grants of restricted and performance stock units, professional fees and other corporate expenses incurred.

Operating Lease Expense

Operating lease expense increased to $23.8 million and $59.3 million for the three and nine months ended September 30, 2016, respectively, from $11.2 million and $25.9 million in the same periods in 2015. The increases were primarily due to the delivery of four vessels in 2015 and three vessels in 2016 that were financed through sale-leaseback transactions. Under these transactions, we sold the vessels to SPCs and are leasing the vessels back over a term of 11 or 12 years, with an option to purchase the vessels at the nine or 9.5-year anniversary of the lease for a pre-determined fair value purchase price. The unamortized portion of the deferred gain, which is being amortized as a reduction of the related operating lease expense, on all sale-leasebacks was $200.9 million as at September 30, 2016.

Operating lease expense also increased due to the two leases entered into with third parties in April and May 2016 for a 10000 TEU vessel, the MOL Beyond and a 14000 TEU vessel, the YM Window, respectively.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	September 30,
	2016	2015
Long-term debt, excluding deferred financing fees	$3,104.4	$3,347.3
Other long-term liabilities, excluding deferred gains, deferred financing fees and other	505.1	348.7
Total borrowings	3,609.5	3,696.0
Less: Vessels under construction	(300.7)	(154.1)
Operating borrowings	$3,308.8	$3,541.9

Interest expense and amortization of deferred financing fees is comprised primarily of interest incurred on long-term debt and other long-term liabilities, excluding deferred gains, relating to operating vessels at either the variable rate calculated by reference to LIBOR plus the applicable margin or at fixed rates. Interest expense also includes a non-cash reclassification of amounts from accumulated other comprehensive loss related to previously designated hedging relationships. Interest incurred on long-term debt and other long-term liabilities for our vessels under construction is capitalized to the cost of the respective vessels under construction.

Interest expense and amortization of deferred financing fees increased by $1.0 million to $30.0 million and by $8.0 million to $90.2 million for the three and nine months ended September 30, 2016, respectively compared to the same periods in 2015. The increases in interest expense were due to an increase in operating borrowings primarily related to certain vessels that delivered in 2015 and an increase in LIBOR, partially offset by repayments made on existing operating borrowings and lower amortization of deferred financing fees. For the nine months ended September 30, 2016, the increase was also due to the full period impact of three 4500 TEU vessels which were refinanced in March 2015.

Although we have entered into fixed interest rate swaps for some of our variable rate debt, the difference between the variable interest rate and the swapped fixed-rate on operating debt is recorded in our change in fair value of financial instruments rather than in interest expense.

Refinancing Expenses

Refinancing expenses decreased by $0.4 million to $1.2 million and by $2.0 million to $2.0 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. Seaspan wrote-off deferred financing fees related to the termination and repayment of term loans.

Loss on Disposal

Loss on disposal was $16.5 million for the three and nine months ended September 30, 2016 due to the sale of the Seaspan Excellence for recycling for net sale proceeds of approximately $5.8 million.

Expenses Related to Customer Bankruptcy

Expenses related to customer bankruptcy were $18.9 million for the three and nine months ended September 30, 2016. The bad debt expense was due to the recognition of a full reserve for past due accounts receivables as a result of the Hanjin Proceeding.

Vessel Impairments

As of September 30, 2016, we recognized non-cash vessel impairments of $202.8 million related to ten vessels held for use, including four 4250 TEU, two 3500 TEU and four 2500 TEU vessels.  We performed an impairment test of our vessels at September 30, 2016 due to the continued weakness in current market rates and declines in the vessels’ market values. Including the $202.8 million non-cash impairment charge we recognized during the quarter ended September 30, 2016, the aggregate non-cash impairment charge for fiscal 2016 is expected to be in the range of $260.0 million to $290.0 million, consistent with previous disclosures.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a gain of $0.7 million and a loss of $75.1 million for the three and nine months ended September 30, 2016, respectively, compared to losses of $44.8 million and a loss $64.6 million for the same periods in 2015. The gain of $0.7 million for the three months ended September 30, 2016 was primarily due to increases in the forward LIBOR curve, offset by swap settlements. The loss of $75.1 million for the nine months ended September 30, 2016 was primarily due to decreases in the forward LIBOR curve and the effect of the passage of time.

The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness.  In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments.  As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a 1% parallel shift in the overall yield curve would be expected to result in a change in the fair value of our interest rate swaps and swaptions by approximately $64.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a 1% change in the discount factor is expected to result in a change in the fair value of our interest rate swaps and swaptions of approximately $9.0 million.

All of our interest rate swap agreements and our swaption agreements were marked-to-market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2015 Annual Report for additional information.

Liquidity and Capital Resources

Liquidity

At September 30, 2016, our cash and cash equivalents and short-term investments totaled $540.8 million. Our primary short-term liquidity needs are to fund our operating expenses, debt repayments, lease payments, payment of our quarterly dividends and the purchase of the containerships we have contracted to build.  Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to build, debt repayments, and lease payments. Our long-term liquidity needs primarily relate to potential future vessel acquisitions, debt repayments and lease payments, including repayment of our Notes, and the future potential redemption of our Series D preferred shares, Series E preferred shares, Series F preferred shares, Series G preferred shares and Series H preferred shares. Our Series D preferred shares carry an annual dividend rate of 7.95% per $25.00 of liquidation preference per share and our Series D preferred shares are redeemable by us at any time on or after January 30, 2018. Our Series E preferred shares carry an annual dividend rate of 8.25% per $25.00 of liquidation preference per share and our Series E preferred shares are redeemable by us at any time on or after February 13, 2019. Our Series F preferred shares carry an annual dividend rate of 6.95% per $25.00 of liquidation preference per share but will increase by 1.0% annually after the fifth anniversary date to a maximum of 10.5% by the ninth anniversary date, or will increase to 10.5% on January 1, 2018 if we do not acquire all of the membership interests in GCI or all or substantially all of the assets of GCI by December 31, 2017. We have the right to redeem the Series F preferred shares at par plus any accumulated and unpaid dividends any time after the dividend increases above 6.95%. Our Series G preferred shares carry an annual dividend rate of 8.20% per $25.00 of liquidation preference per share and our Series G preferred shares are redeemable by us at any time on or after June 16, 2021. Our Series H preferred shares carry an annual dividend rate of 7.875% per $25.00 of liquidation preference per share and our Series H preferred shares are redeemable by us at any time on or after August 11, 2021.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs, which include funding the estimated remaining installments of approximately $469.0 million on the eight vessels we have contracted to purchase, will be cash, cash from operations, committed and new credit and lease facilities and capital markets financings.  We anticipate our long-term sources of funds will be from cash from operations, credit and lease facilities and capital markets financings.

The following table summarizes our long-term debt and lease obligations as of September 30, 2016:

(in millions of US dollars)	Amount Outstanding(1)	Amount Committed	Amount Available

Long-Term Debt
Revolving credit facilities(2)	$979.8	$1,139.8	$160.0
Term loan credit facilities	1,779.6	1,779.6	-
Senior unsecured notes	345.0	345.0	-
Total Long-Term Debt	$3,104.4	$3,264.4	$160.0
Lease Facilities
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	77.4	77.4	-
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	110.8	110.8	-
Leases for three 4500 TEU vessels	136.1	136.1	-
Leases for five 11000 TEU vessels	180.8	420.8	240.0
Total Lease Facilities	505.1	745.1	240.0
Total Long-Term Debt and Lease Facilities(3)	$3,609.5	$4,009.5	$400.0

_____________________

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan Corporation which are non-recourse to Seaspan Corporation.
(2)

Includes a $160.0 million revolver which was undrawn as at September 30, 2016. This revolver includes features providing for a further increase in commitments of $20.0 million, enabling a total facility size of up to $180.0 million.

(3)	At September 30, 2016 our operating borrowings were $3.3 billion (December 31, 2015 — $3.5 billion). The remaining amount of our borrowings related to the construction of newbuilding vessels.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. As of September 30, 2016, our credit facilities were, or will be upon delivery of vessels then under construction, secured by first-priority mortgages granted on 70 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of September 30, 2016, our revolving credit facilities, term loans and our Notes provided for borrowings of up to approximately $3.3 billion, of which approximately $3.1 billion was outstanding and $0.2 billion was available to be drawn by us. Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 1.25% as of September 30, 2016.

Interest payments on our term loans are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of September 30, 2016, or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of September 30, 2016.

We may prepay certain amounts outstanding under our credit facilities without penalty, other than breakage costs and opportunity costs, or in one case a prepayment fee, in certain circumstances.  Under each of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events including the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a charter suitable to lenders within a required period of time) or termination of a shipbuilding contract.  The amount that must be prepaid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessels.

For our debt facilities associated with the vessels previously chartered to Hanjin, we are required to enter into time charters that are suitable to the lenders. Under these credit facilities, the loans may become due and payable if replacement charters acceptable to the lenders, in their discretion, are not obtained within 90 to 120 days of the charter termination, as applicable. We received termination notices for these three vessels formerly chartered to Hanjin starting on September 29, 2016. We are in discussions with these lenders to extend the time to obtain an acceptable replacement charter.

Our Notes

Our Notes mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears. In the event of certain changes in withholding taxes, at our option, we may redeem our Notes in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities, which do not include our operating leases, are provided by bank financial leasing owners who own or will own our 10 leased vessels.  These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

At September 30, 2016, our lease facilities provided for borrowings of approximately $745.1 million, of which approximately $505.1 million was outstanding and $240.0 million was available to be drawn by us. Under our lease agreements, subject to payment of a termination fee in certain circumstances, we may voluntarily terminate a lease agreement. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the lessors within a required period of time). In addition, if we default under our lease facilities, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under the lease facilities.

Operating Leases

We have entered into 13 vessel operating lease arrangements.  Under 12 of the operating lease arrangements we may purchase the vessels for a pre-determined fair value purchase price.  For the remaining lease, we may purchase the vessel at the end of the lease term for the greater of the fair market value and a pre-determined amount.  As at September 30, 2016, we had total commitments under vessel operating leases from 2016 to 2028 of approximately $1.4 billion.

Under our operating lease arrangements, subject to payment of a specified termination sum, we may voluntarily terminate the arrangement in certain circumstances. We may also be required to terminate and pay a termination sum as specified in the agreements in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the counterparties within a required period of time).

Our credit and capital lease facilities, as well as our operating leases, impose operating and financial restrictions on us and require us to comply with certain financial covenants.  To the extent we are unable to satisfy the requirements in our credit facilities and capital and operating lease arrangements, we may be unable to borrow additional funds under the facilities, and if we are not in compliance with specified financial ratios or other requirements, we may be in breach of the facilities and lease arrangements, which could require us to repay outstanding amounts. We may also be required to prepay amounts under our credit and capital and operating lease arrangements if we experience a change of control. These events may result in financial penalties to us under our leases.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2015 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of US dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net cash flows from operating activities	$66,916	$82,873	$232,502	$239,236
Net cash flows from financing activities	227,086	81,492	369,555	293,644
Net cash flows used in investing activities	(102,183)	(178,902)	(279,101)	(484,975)

Operating Cash Flows

Net cash flows from operating activities were $66.9 million and $232.5 million for the three and nine months ended September 30, 2016, respectively, decreases of $16.0 million and $6.7 million compared to the same periods in 2015.

The decrease in net cash flows from operating activities for the three months ended September 30, 2016, compared to the same period in 2015, was primarily due to a decrease in cash related to working capital of $14.9 million and a decrease in net earnings excluding non-cash items of $1.1 million. The decrease in cash related to working capital resulted primarily from swap terminations partially offset by non-cash timing differences, which are in the normal course of our operations. The decrease in net earnings excluding non-cash items was primarily due to increases in operating lease expense and interest expense, partially offset by an increase in revenue and decrease in swap settlements. For further discussion of changes in revenue and expenses, please read “― Three and Nine Months Ended September 30, 2016 Compared with the Three and Nine Months Ended September 30, 2015”.

The decrease in net cash flows from operating activities for the nine months ended September 30, 2016, compared to the same period in 2015, was primarily due to a decrease in cash related to working capital of $19.8 million, partially offset by an increase in net earnings excluding non-cash items of $13.1 million. The decrease in cash related to working capital resulted primarily from swap terminations partially offset by non-cash timing differences, which are in the normal course of our operations. The increase in net earnings excluding non-cash items was primarily due to an increase in revenue and a decrease in swap settlements, partially offset by increases in operating lease expense, interest expense, general and administrative expense and ship operating expense. For further discussion of changes in revenue and expenses, please read “― Three and Nine Months Ended September 30, 2016 Compared with the Three and Nine Months Ended September 30, 2015”.

Financing Cash Flows

Net cash flows from financing activities were $227.1 million and $369.6 million for the three and nine months ended September 30, 2016, respectively, increases in cash from financing activities of $145.6 million and $75.9 million, compared to the same periods in 2015.

The increase in cash from financing activities for the three months ended September 30, 2016, compared to the same period of 2015, was primarily due to the issuances of our Series G and Series H preferred shares for total proceeds of $294.1 million, draws on a lease facility of $99.6 million related to three 11000 TEU vessels and lower dividends of $8.1 million paid on our Series C preferred shares which were redeemed in June 2016. The increases were partially offset by lower draws and higher repayments of credit facilities of $208.7 million, less proceeds received from sale-leaseback financings of $44.0 million and an increase of $3.1 million in dividends paid on the Series F and Series G preferred shares.

The increase in cash from financing activities for the nine months ended September 30, 2016, compared to the same period of 2015, was primarily due to the issuance of our Series F, Series G and Series H preferred shares for total proceeds of $541.7 million, the issuance of our Class A common shares for proceeds of $96.0 million, an increase in draws on lease facilities of $30.8 million and a reduction of $4.7 million in dividends paid on our Series C preferred shares which were redeemed in June 2016. The increases were partially offset by cash used of $333.1 million to redeem our Series C preferred shares, lower draws and higher repayments on credit facilities of $170.0 million, less proceeds received from sale-leaseback financing of $44.0 million, an increase of $39.8 million in dividends on common shares, $8.3 million used to repurchase common shares and an increase of $3.1 million in dividends paid on Series F and Series G preferred shares.

Investing Cash Flows

Net cash flows used in investing activities were $102.2 million and $279.1 million for the three and nine months ended September 30, 2016, respectively, decreases in cash used of $76.7 million and $205.9 million, compared to the same periods in 2015.

The decrease in cash used for the three months ended September 30, 2016, was primarily due to a decrease of $47.8 million in loans made to GCI, a decrease of $41.5 million in installments on newbuilding vessels and proceeds of $5.8 million received from the disposal of the Seaspan Excellence. These decreases were partially offset by an increase in purchases of short-term investments of $9.5 million and lower loan repayments from GCI of $9.1 million.

The decrease in cash used for the nine months ended September 30, 2016, was primarily due to a decrease of $218.3 million in installment payments on newbuilding vessels, a decrease of $117.0 million in loans made to GCI, proceeds of $5.8 million received from the disposal of the Seaspan Excellence and a decrease in purchases of short-term investments of $3.3 million. These decreases were partially offset by lower loan repayments from GCI of $138.3 million.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our operating fleet is approximately six years, on a TEU-weighted basis. Capital expenditures primarily relate to our regularly scheduled dry-dockings. During the three and nine months ended September 30, 2016 we completed three and 15 dry-dockings, respectively. During the nine months ended September 30, 2016, nine vessels completed their five-year dry-docking and six vessels completed their 10-year dry-docking. All vessels have undergone their scheduled dry-dockings for the remainder of 2016.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, in order to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following:
•	the remaining lives of our vessels;
•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;
•	future market charter rates for our vessels, particularly when they come off charter, which are currently unknown;
•	our future operating and interest costs;
•	future operating and financing costs are unknown and we use forward currency contracts and interest rate swaps to manage certain currency and interest rate risks;
•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
•	capital expenditures to comply with environmental regulations; and
•	unanticipated future events and other contingencies.

Please read “Item 3. Key Information—D. Risk Factors” in our 2015 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

(in thousands of US dollars, except per share amounts)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Dividends on Class A common shares
Declared, per share	$0.3750	$0.3750	$1.1250	$1.0950
Paid in cash	38,284	36,105	109,347	69,533
Reinvested in common shares through a dividend reinvestment plan	1,248	1,078	3,940	37,751
	$39,532	$37,183	$113,287	$107,284
Dividends on preferred shares (paid in cash)
Series C	$-	$8,114	$19,665	$24,342
Series D	$2,475	$2,537	$7,425	$7,611
Series E	$2,770	$2,784	$8,308	$8,352
Series F	$1,973	$-	$1,973	$-
Series G	$1,153	$-	$1,153	$-

On October 11, 2016, our board of directors declared the following cash dividends on our common and preferred shares:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.375	July 1, 2016 to September 30, 2016	October 20, 2016	October 31, 2016
Series D preferred shares	SSW PR D	$0.496875	July 30, 2016 to October 29, 2016	October 28, 2016	October 31, 2016
Series E preferred shares	SSW PR E	$0.515625	July 30, 2016 to October 29, 2016	October 28, 2016	October 31, 2016
Series F preferred shares	—	$0.434375	July 30, 2016 to October 29, 2016	October 28, 2016	October 31, 2016
Series G preferred shares	SSW PR G	$0.512500	July 30, 2016 to October 29, 2016	October 28, 2016	October 31, 2016
Series H preferred shares	SSW PR H	$0.432031	August 11, 2016 to October 29, 2016	October 28, 2016	October 31, 2016

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions.  Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates” in our 2015 Annual Report.

Vessel Impairments

We periodically review our long-lived assets to determine if an impairment charge is required for accounting purposes. If the estimated undiscounted future cash flows of an asset, excluding interest charges, expected to be generated by the use of the asset over its useful life exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value at a point in time.  If the estimated undiscounted future cash flows are less than its carrying amount, an impairment charge is recorded for the amount by which the net book value of the asset exceeds its fair value.  Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

 Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining estimated useful lives of our vessels.  In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, ongoing operating costs and vessel residual values.  We believe the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

We performed an impairment test of our vessels at September 30, 2016 as we concluded that there were circumstances that indicated the carrying amount of our vessels may not be recoverable.  These indicators included the continued weakness in the current market rates and declines in the vessels’ market values.  As of September 30, 2016, we determined that the estimated undiscounted future cash flows of certain vessels did not exceed the carrying value of the respective vessels over its remaining useful life and, accordingly, recorded non-cash vessel impairments of $202.8 million for ten vessels held for use, including four 4250 TEU, two 3500 TEU and four 2500 TEU vessels.

Based on our analysis at December 31, 2015, we concluded that the estimated undiscounted future net cash flows for each of our vessels was in excess of such vessel’s carrying value and, accordingly, we recorded no impairment for vessels held for use as of such date.  Please read “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Impairment of Long-lived Assets” in our 2015 Annual Report for additional information about our impairment reviews of our long-lived assets.

Based on current market conditions, we intend to continue to hold and operate our vessels. Our impairment risk continues to be higher for our vessels under 5000 TEUs in capacity due to the low current market values relative to the vessel prices we paid to acquire them. At September 30, 2016, we had one vessel off-charter following charter expiration. We expect that 14 vessels will come off charter in the fourth quarter of 2016 and 11 vessels will come off charter in 2017. Of the vessels that are scheduled to come off charter in the fourth quarter of 2016, four will come off long-term charters, and of the vessels that will come off charter in 2017, six will come off long-term charters. In addition, we have one vessel off-charter as of September 30, 2016 following a charter termination with Hanjin and three additional vessels off-charter in October 2016 following charter terminations with Hanjin. We have obtained a short-term charter commencing in the latter half of the fourth quarter of 2016 at market rates for one of our 10000 TEU vessels, are actively seeking charter opportunities for the other two 10000 TEU vessels and entered into an agreement for the sale and recycling of the Seaspan Efficiency.

If time charter rates remain at their current levels, we expect that our average estimated daily time charter rate used in future impairment analyses will decline resulting in estimated undiscounted future net cash flows that are less than the carrying value of certain vessels under 5000 TEUs in capacity. If this occurs we will be required to recognize a further non-cash impairment charge equal to the excess of the impacted vessels’ carrying value over their fair value. Based on information available at September 30, 2016, we estimate that such additional non-cash impairment charge would be between approximately $55 million to $90 million during the quarter ending December 31, 2016. Including the $202.8 million non-cash impairment charge we recognized during the quarter ended September 30, 2016, the aggregate non-cash impairment charge for fiscal 2016 is expected to be in the range of approximately $260 million to $290 million. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates and vessel trading values, and our reasonable assumptions at that time. These factors are discussed more fully in our “Critical Accounting Policies and Estimates” in our 2015 Annual Report. If the time charter rates do not improve meaningfully from current market rates during the next 12 months, we expect that we would recognize further impairment charges beyond 2016. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining expected useful lives of our vessels, which may differ materially from those used in our estimates at September 30, 2016.

Recent Accounting Developments

In August 2016, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2016-15, “Statement of Cash Flows”.  ASU 2016-15 provides guidance for eight specific cash flow issues including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from settlement of insurance claims, proceeds from settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows and application of the predominance principle.  The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2017.  We are currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In March 2016, the FASB, issued Accounting Standards Update, or ASU, 2016-09, “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016.  We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” which clarifies the implementation guidance regarding Accounting Standards Codification Topic 606 – Revenue From Contracts With Customers. ASU 2016-08 specifies that an entity that is subject to Topic 606 should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer and must focus on whether the entity has control of the goods or services before they are transferred to the customer. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards.  The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.  We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016 -01, “Recognition and Measurement of Financial Assets and Financial Liabilities”.  ASU 2016-01 changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected.  The standard does not apply to equity method investments or investments in consolidated subsidiaries.  For entities that elect the fair value option for financial liabilities, the change in fair value that is attributable to instrument-specific credit risk must be recognized in other comprehensive income instead of net income. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Off-Balance Sheet Arrangements

At September 30, 2016, we had no off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended September 30, 2016, contains certain “forward-looking statements” (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business.  Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should” and similar expressions are forward-looking statements.  These forward-looking statements represent our estimates and assumptions only at the date of this Report and are not intended to give any assurance as to future results.  As a result, you are cautioned not to rely on any forward-looking statements.  Forward-looking statements appear in a number of places in this Report.  These statements include, but are not limited to:

•	future operating or financial results;
•	future growth prospects;
•	our business strategy and other plans and objectives for future operations;
•	our expectations relating to dividend payments and our ability to make such payments;
•	future dividends, including the amount and timing of payment thereof for the remaining quarter of 2016;
•	our primary sources of funds for our short and medium-term liquidity needs;
•	discussions regarding a potential transaction involving GCI, including an acquisition of GCI or the assets of GCI;
•

potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions, including any acquisition or construction opportunities, vessel financing arrangements and related benefits relating to our venture with GCI;

•	future time charters and vessel deliveries including future charters for vessels that are currently off charter or on short-term charters;
•

estimated future capital expenditures needed to preserve our capital base, and comply with regulatory standards, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses;

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts and the useful lives of our vessels;

•	the effect on us, our operating results and charters arising from the Hanjin Proceeding;
•	our expectations as to impairments of our vessels, including the timing and amount of currently anticipated impairments; and
•	the future valuation of goodwill.

Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenue, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	any potential acquisition involving GCI;
•	availability of crew, number of off-hire days and dry-docking requirements;
•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities, to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•

our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers, including, among other vessels, two of our 10000 TEU newbuilding containerships;

•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•	conditions in the public equity market and the price of our shares;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;
•	the economic downturn in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;
•	taxation of our company and of distributions to our shareholders;
•	our exemption from tax on our U.S. source international transportation income;
•	potential liability from future litigation; and
•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in our 2015 Annual Report.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our securities. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks and we have entered into foreign currency forward contracts to manage foreign currency fluctuations. We do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of September 30, 2016, our variable-rate credit facilities totaled $2.7 billion, of which we had entered into interest rate swap and swaption agreements to fix the rates on a notional principal amount of $1.5 billion. These interest rate swaps and swaptions have a fair value of $11.2 million in our favor and $297.8 million in the counterparties’ favor.

The tables below provide information about our financial instruments at September 30, 2016 that are sensitive to changes in interest rates.  In addition to the disclosures in this interim report, please read notes 8 and 9 to our consolidated financial statements included in our 2015 Annual Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in thousands of US dollars)	Remainder of 2016	2017	2018	2019	2020	Thereafter
Credit Facilities(1)	$233,219	$235,507	$235,896	$439,788	$235,950	$1,284,806
Lease Facilities(2)	2,068	21,165	26,522	28,100	29,266	261,853
Operating Leases(3)	31,804	126,918	128,423	129,957	131,531	816,276

_____________________

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates.

(2)	Represents payments, excluding amounts representing interest payments, on amounts drawn on our lease facilities that bear interest at variable rates.
(3)

Represents payments under our operating leases for certain vessels that we have entered into sale-leaseback transactions where the lease term commenced upon delivery of the vessels. Payments under the operating leases have a variable component based on underlying interest rates.

As of September 30, 2016, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of September 30, 2016 (in thousands of US dollars)	Maximum Notional Amount(1) (in thousands of US dollars)	Effective Date	Ending Date
5.6400%	$670,829	$670,829	August 31, 2017	August 31, 2017	(2)
5.4200%	428,525	428,525	September 6, 2007	May 31, 2024
5.9450%	135,634	135,634	January 30, 2014	May 31, 2019
5.6000%	155,600	155,600	June 23, 2010	December 23, 2021	(2)
5.2600%	87,100	87,100	July 3, 2006	February 26, 2021	(2)(3)
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020	(3)
5.8700%	—	620,390	August 31, 2017	November 28, 2025

_____________________

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.
(3)

Swap counterparty has an early termination right in 2017 which may require settlement of the swap at the early termination date. The fair value liability as of September 30, 2016 for these swaps is $15.0 million.

In addition, we have entered into two swaption agreements (Swaption A and Swpation B) with a bank. Under Swaption A, we have the option of entering into an interest rate swap on March 2, 2017 under which we would pay the bank a fixed rate of 0.50%, and receive a floating rate of 3-month LIBOR from the bank. Under Swaption B, the bank has the option of entering into an interest rate swap on March 2, 2017 under which the bank would pay us a fixed rate of 1.183%, and receive a floating rate of 3-month LIBOR from us. The interest rate swaps underlying both swaptions have notional amounts of $200.0 million and the same expiration dates. During the quarter ended September 30, 2016, we restructured the swaption agreements which resulted in an asset to us of $11.3 million.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of September 30, 2016, these financial instruments are primarily in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of September 30, 2016. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

In “Item 3. Key Information—D. Risk Factors” in our 2015 Annual Report, we included the risk factor “The business and activity levels of many of our customers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the chartering of our vessels, may be hindered by any deterioration in the credit markets.” The following replaces that risk factor in its entirety and supersedes and replaces the corresponding risk factor set forth in Part II, Item 1A of our Form 6-K for the quarter ended June 30, 2016:

The business and activity levels of many of our customers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the chartering of our vessels, may be hindered by any deterioration in the credit markets or other negative developments.

Our current vessels are, and we anticipate that those that we acquire in the future will be, primarily chartered to customers under long-term time charters. Payments to us under those charters currently, and are expected to continue to, account for nearly all of our revenue. Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. During the financial and economic crises, there occurred a significant decline in the credit markets and the availability of credit and other forms of financing. Additionally, the equity value of many of our customers substantially declined during that period. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the limited or lack of availability of debt or equity financing potentially reduced the ability of our customers to make charter payments to us. Any recurrence of the significant financial and economic disruption of 2007 and 2008, or any other negative developments affecting our customers generally or specifically (such as the bankruptcy of a customer, industry over-capacity of containerships, low freight rates, asset write downs and incurring losses) could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations and financial condition. Please read “Significant Developments–Hanjin Shipping Bankruptcy”.

Similarly, the shipbuilders with whom we have contracted to construct newbuilding vessels may be affected by future instability of the financial markets and other market conditions or developments, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders), may also be negatively affected by adverse financial market conditions in the same manner as our lenders and, as a result, be unable or unwilling to meet their obligations to us due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will harm our fleet expansion and may harm our business, results of operations and financial condition.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

During the three months ended September 30, 2016, we issued to Seaspan Financial Services Ltd., or SFSL, an accredited investor, a total of 92,851  of our Class A common stock as consulting compensation. These shares were issued pursuant to the Financial Services Agreement dated as of May 16, 2016, between us and SFSL, respectively. The issuances qualified for exemptions from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

SFSL is indirectly owned by our director, Graham Porter.  For additional information about certain relationships and transactions between us and certain security holders, please read “Item 7. Major Shareholders and Related Party Transactions” in our 2015 Annual Report.

There were no repurchases of our common and preferred shares made during the three months ended September 30, 2016.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

None.

Item 6 — Exhibits

None.